Exhibit 99.2

Husky

Management Information Circular

March 24, 2020

Notice of Annual and Special Meeting of Shareholders

NOTICE OF 2020 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

You are invited to the Husky Energy Inc. 2020 annual and special meeting of common shareholders:

When
Wednesday, April 29, 2020, 10:30 a.m. (Calgary time)

Where
Virtual only meeting via live audio webcast online at https://web.lumiagm.com/289642000

Business of the Annual and Special Meeting of Shareholders

1.	To receive the annual report of the Board of Directors to the shareholders and the consolidated audited financial statements of the Corporation for the financial year ended December 31, 2019.
2.	To appoint KPMG LLP, Chartered Accountants, of Calgary, Alberta, as auditors of the Corporation.
3.	To elect the Board of Directors for the ensuing year.
4.	To confirm amendments to the Corporation’s By-Law No. 1.
5.	To transact such other business as may be properly brought before the meeting, or any adjournment or adjournments thereof.

You Have the Right to Vote

Only shareholders of record at the close of business on March 10, 2020 are entitled to notice of and to attend the meeting, or any adjournment or adjournments thereof, and to vote thereat. This year, to proactively deal with the public health impact of COVID-19, Husky will hold the meeting in a virtual-only format, which will be conducted via live audio webcast. Shareholders will have an equal opportunity to participate in the meeting online regardless of their geographic location.

Registered shareholders and duly appointed proxyholders will be able to attend the meeting, ask questions and vote, all in real time, provided they are connected to the internet and comply with all of the requirements set out in the accompanying management information circular. Non-registered (or beneficial) shareholders who have not duly appointed themselves as proxyholder will be able to attend the meeting as guests, but guests will not be able to vote at the meeting.

Important Information

Your participation at the meeting is important. If you do not expect to attend and would like your common shares represented, please complete the enclosed proxy and return it as soon as possible in the envelope provided for that purpose. If you are a non-registered (beneficial) shareholder, you must vote using your voting instruction form, which typically allows you to vote by proxy on the internet, by telephone or by mail and, if you want to vote in person at the meeting, you must appoint yourself as a proxyholder. Please refer to your proxy form or voting instruction form, as applicable, and to the Voting Questions and Answers section in the accompanying management information circular for more information on the voting methods available to you. To be valid all proxies must be deposited at the office of the registrar and transfer agent of the Corporation, Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 (Attention: Proxy Department), no later than 10:30 a.m. Calgary time (12:30 p.m. Toronto time) on April 27, 2020, or on the second last business day preceding any adjournment of the meeting. Completed voting instruction forms must be returned in accordance with the instructions on the form.

By Order of the Board of Directors,

James D. Girgulis

Senior Vice President, General Counsel & Secretary

Calgary, Alberta, Canada

March 24, 2020

MANAGEMENT INFORMATION CIRCULAR

This management information circular (Circular) is furnished in connection with the solicitation of proxies by management of Husky Energy Inc. (Husky or the Corporation) for use at the annual and special meeting of the holders (Shareholders) of common shares (Common Shares) of the Corporation to be held on April 29, 2020 at 10:30 a.m. (Calgary time), or at any adjournment(s) thereof (the Meeting), for the purposes set forth in the accompanying Notice of 2020 Annual and Special Meeting of Shareholders. Each Shareholder who is entitled to attend meetings of Shareholders is encouraged to participate in the Meeting and Shareholders are urged to vote by proxy. The Meeting will be held as a completely virtual meeting, which will be conducted via live audio webcast. Shareholders will not be able to attend the Meeting in person. A summary of the information Shareholders will need to attend the Meeting online is provided in this Circular.

The information contained in this Circular is current as of March 24, 2020, except where otherwise indicated.

Contents

Voting Questions and Answers	1
Principal Holders of Voting Securities	4
Business of the Meeting	5
Financial Statements	5
Appointment of Auditors	5
Election of Directors	5
Confirmation of Amendments to the Corporation’s By-Law No. 1	6
Other Matters to be Acted Upon	6
Director Nominees	7
Nominee Profiles	7
Corporate Cease Trade Orders or Bankruptcies	17
Individual Penalties, Sanctions or Bankruptcies	17
Director Compensation	18
Approach to Director Compensation	18
Director Compensation Table	19
Outstanding Share-based Awards	20
Corporate Governance	21
Board Committee Composition	21
Audit Committee	21
Board Committee Reports	22
Corporate Governance Practices	27
Executive Compensation	33
Risk Mitigation	34
Compensation Governance	35
Elements of Compensation	36
Compensation Decisions for 2019	38
Performance Graph	39
Summary Compensation Table	40
Incentive Plan Awards	42
Retirement Plan	44
Employment Agreements	45
Executive Equity Compensation Anti-Hedging Policy	45
Clawback Policy	46
Share Ownership Guideline Policy	46
Compensation Committee Mandate	46
Long-term Incentive Plans	48
Securities Authorized for Issuance under Equity Compensation Plans	50
Additional Information	51
General	51
Communication with the Board of Directors and Shareholder Engagement	51
Advisories	52
Non-GAAP Measures	52
Disclosure of Oil and Gas Information	53
Forward-looking Information	53

APPENDIX A – BOARD OF DIRECTORS MANDATE

APPENDIX B – AMENDED AND RESTATED BY-LAW NO. 1

Voting Questions and Answers

Am I entitled to vote?

You are entitled to vote if you were a holder of Common Shares as of the close of business on March 10, 2020. Each Common Share entitles the holder to one vote.

How will Shareholders be able to participate in the Meeting?

Registered Shareholders and duly appointed proxyholders who participate in the Meeting online will be able to listen to the Meeting, ask questions and vote, all in real time, provided they are connected to the internet and comply with all of the requirements set out below under “How do I vote?” and “How do I attend and participate in the Meeting?”. Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholders may still attend the Meeting as guests. Guests will be able to listen to the Meeting but will not be able to vote at the Meeting.

What am I voting on?

You are voting on the following business matters that are to be addressed at the Meeting:

•	the appointment of KPMG LLP, Chartered Accountants (KPMG) as auditors of the Corporation, to serve until the close of the next annual meeting of Shareholders;
•	the election of directors to the Board of Directors of the Corporation (Board of Directors) to serve until the close of the next annual meeting of Shareholders; and
•	the resolution to confirm amendments to the Corporation’s By-Law No. 1 to (i) provide for electronic shareholders’ meetings, (ii) increase the quorum requirements applicable to shareholders’ meetings, and (iii) limit the location of shareholders’ meetings to anywhere in Alberta.

How many votes are required to pass a matter on the agenda?

A simple majority of the votes cast, in person or by proxy, is required for each of the matters to be addressed at the Meeting to be passed.

What if amendments are made to these matters or if other matters are brought before the Meeting?

If you attend the Meeting in person and are eligible to vote, you may vote on such matters as you choose, including any matters that are amended or matters that are not on the original agenda.

If you have completed and returned an instrument of proxy (Proxy), the person named in the Proxy will have discretionary authority with respect to voting on amendments or variations to matters identified in the Notice of 2020 Annual and Special Meeting of Shareholders and on other matters which may properly come before the Meeting.

As of the date of this Circular, management of the Corporation knows of no such amendments, variations or other matters expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the Proxy will vote on them in accordance with their best judgment.

Who is soliciting my Proxy?

Management of Husky is soliciting your Proxy.

Solicitation of proxies will be made primarily by mail but may also be made by telephone or other contact by employees or agents of the Corporation at a nominal cost. All costs of such solicitation will be borne by the Corporation, including the cost of delivery of this Circular to beneficial Shareholders.

How do I vote?

If your Common Shares are registered in your name there are two ways you may vote. You may vote at the Meeting, or you may complete, sign and return the enclosed Proxy appointing the named persons or some other person you choose, who need not be a Shareholder, to represent you as proxyholder and vote your Common Shares at the Meeting. Registered Shareholders may vote at the Meeting by completing a ballot online during the Meeting, as further described below under “How do I attend and participate in the Meeting?”.

If your Common Shares are not registered in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution), you should have received a request for voting instructions (Voting Instruction Form) from your nominee. Please note that Husky has limited access to the names of its non-registered Shareholders. If you attend the Meeting, Husky may have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you wish to vote at the Meeting, insert your own name in the space provided on the

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Voting Instruction Form and return the same by following the instructions provided thereon. Do not otherwise complete the Voting Instruction Form as your vote will be taken at the Meeting. If you do not intend to attend the Meeting, follow the instructions on your Voting Instruction Form to vote by telephone or internet or complete, sign and mail the Voting Instruction Form in the postage prepaid envelope provided. Your completed Voting Instruction Form must be submitted on or before the deadline specified on the form.

When do I need to return my completed Proxy?

To be represented by a person other than yourself you must deposit your completed Proxy with Computershare by no later than 10:30 a.m. Calgary time (12:30 p.m. Toronto time) on April 27, 2020, or on the second last business day preceding any adjournment or adjournments of the Meeting.

Who votes my Common Shares and how will they be voted if I return a Proxy?

By properly completing and returning a Proxy, you are authorizing the person(s) named in the Proxy to attend the Meeting and to vote your Common Shares.

The Common Shares represented by your Proxy must be voted as you instruct in the Proxy. If you properly complete and return your Proxy but do not specify how you wish the votes cast, your Common Shares will be voted as your proxyholder sees fit.

Unless contrary instructions are provided, Common Shares represented by Proxies received by management will be voted:

•	FOR the appointment of KPMG as the auditors of the Corporation;
•	FOR the individual election as directors of those nominees set out in this Circular; and
•	FOR the ordinary resolution to confirm amendments to the Corporation’s By-Law No. 1.

Can I appoint someone other than the individuals named in the enclosed Proxy to vote my Common Shares?

Yes, you have the right to appoint another person of your choice, who need not be a Shareholder, to attend and vote on your behalf at the Meeting. If you wish to appoint a person other than those named in the enclosed Proxy or Voting Instruction Form, insert the name of your chosen proxyholder in the space provided.

NOTE: It is important for you to ensure that any other person you appoint will attend the Meeting and is aware that his or her appointment has been made to vote your Common Shares.

The following applies to Shareholders who wish to appoint as their proxyholders individuals other than those named in the Proxy or Voting Instruction Form. This includes non-registered Shareholders who wish to appoint themselves as proxyholders to attend, participate in or vote at the Meeting.

Shareholders who wish to appoint as their proxyholders individuals other than those named in the Proxy or Voting Instruction Form to attend and participate in the Meeting and vote their common shares MUST submit their Proxies or Voting Instruction Forms, as applicable, appointing such individuals as proxyholders AND register such proxyholders online, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your Proxy or Voting Instruction Form. Failure to register the proxyholder will result in the proxyholder not receiving a Control Number that is required to vote at the Meeting.

Step 1: Submit your Proxy or Voting Instruction Form: To appoint someone other than the individuals named in the Proxy or Voting Instruction Form as proxyholder, insert that person’s name in the blank space provided in the Proxy or Voting Instruction Form (if permitted) and follow the instructions for submitting such Proxy or Voting Instruction Form. This must be completed before registering such proxyholder, which is an additional step to be completed once you have submitted your Proxy or Voting Instruction Form.

If you are a non-registered Shareholder and wish to vote at the Meeting, you have to insert your own name in the space provided on the Voting Instruction Form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described below. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. Please also see further instructions below under the heading “How do I attend and participate in the Meeting?”.

If you are a non-registered Shareholder located in the United States and wish to vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described below under “How do I attend and participate in the Meeting?”, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form sent to you, or contact your intermediary to request a legal proxy form if you have not

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received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Computershare. Requests for registration from non-registered Shareholders located in the United States that wish to vote at the Meeting or, if permitted, appoint third parties as their proxyholders must be sent by e-mail or by courier to: kyle.gould@computershare.com (if by e-mail); or Computershare, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, Canada (if by courier), and in both cases, must be labeled “Legal Proxy” and received no later than the voting deadline of 10:30 a.m. Calgary time (12:30 p.m. Toronto time) on April 27, 2020.

Step 2: Register your proxyholder: To register a third party proxyholder, you must visit https://www.computershare.com/HSEQ by 10:30 a.m. Calgary time (12:30 p.m. Toronto time) on April 27, 2020 and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a Control Number via email. Without a Control Number, proxyholders will not be able to vote at the Meeting but will be able to participate as guests.

What if my Common Shares are registered in more than one name or in the name of a company?

If your Common Shares are registered in more than one name, all those persons in whose name the Common Shares are registered must sign the Proxy. If the Common Shares are registered in the name of a company or any name other than your own, you may need to provide documentation that proves you are authorized to sign the Proxy on behalf of that company or name. If you have any questions as to what supporting documentation is required, contact Computershare prior to submitting your Proxy.

Can I revoke a Proxy or voting instruction?

If you are a registered Shareholder and have returned a Proxy, you may revoke it at any time prior to the exercise thereof by:

(a)	completing and signing another Proxy bearing a later date, and delivering it to Computershare at the address specified in the Proxy at any time up to 10:30 a.m. Calgary time (12:30 p.m. Toronto time) on April 27, 2020, or, if the Meeting is adjourned, on the second last business day preceding the day to which the Meeting is adjourned; or
(b)	delivering a written statement, signed by you or your authorized attorney to Computershare, at any time up to 10:30 a.m. Calgary time (12:30 p.m. Toronto time) on April 27, 2020, or, if the Meeting is adjourned, on the second last business day preceding the day to which the Meeting is adjourned.

If you are a non-registered Shareholder, contact your nominee.

If you have followed the process for attending and voting at the Meeting online, voting at the Meeting online will revoke your previous Proxy.

How many Common Shares are entitled to vote?

As of February 29, 2020, there were 1,005,121,738 Common Shares outstanding. Each registered Shareholder has one vote for each Common Share held at the close of business on March 10, 2020.

What if the ownership of my Common Shares has been transferred after March 10, 2020?

Any transferee or person acquiring Common Shares after March 10, 2020 may, on proof of ownership of Common Shares, demand of Computershare, not later than 10 days before the Meeting, that his, her or its name be included in the list of persons entitled to attend and vote at the Meeting.

How do I attend and participate in the Meeting?

Husky is holding the Meeting in a virtual-only format, and will be conducted via live audio webcast. Shareholders will not be able to attend the Meeting in person.

Attending the Meeting online enables registered Shareholders and duly appointed proxyholders, including non-registered (beneficial) Shareholders who have duly appointed themselves as proxyholders, to participate in the Meeting and ask questions, all in real time. Registered Shareholders and duly appointed proxyholders can vote at the appropriate times during the Meeting.

Guests, including non-registered Shareholders who have not duly appointed themselves as proxyholders, can log in to the Meeting as set out below. Guests can listen to the Meeting but are not able to vote.

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•	Log in online at https://web.lumiagm.com/289642000. It is recommended that you log in at least one hour before the Meeting starts.
•	Click “Login” and then enter your Control Number (see below) and Password “husky2020” (case sensitive).

OR

•	Click “Guest” and then complete the online form.

Registered shareholders: The control number located on the Proxy or in the email notification you received is your Control Number.

Duly appointed proxyholders: Computershare will provide the proxyholder with a Control Number by e-mail after the Proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described above.

If you attend the Meeting online, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedure.

How will Meeting materials be delivered?

The Corporation is using notice and access to deliver this Circular to both registered and non-registered Shareholders. This means that Husky will post the Circular online for Shareholders to access electronically. You will receive a package in the mail with a notice (the Notice) outlining the matters to be addressed at the Meeting and explaining how to access and review the Circular electronically, and how to request a paper copy at no charge. You will also receive a Proxy or a Voting Instruction Form in the mail so you can vote your Common Shares. All applicable Meeting related materials will be indirectly forwarded to non-registered Shareholders at Husky’s expense.

Notice and access is an environmentally friendly and cost-effective way to distribute the Circular because it reduces printing, paper and postage.

How can I request a paper copy of the Circular?

Both registered and non-registered (beneficial) Shareholders can request a paper copy of the Circular for up to one year from the date it is filed on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com. The Circular will be sent to you at no charge. If you would like to receive a paper copy of the Circular, please follow the instructions provided in the Notice. If you request a paper copy of the Circular, you will not receive a new Proxy or Voting Instruction Form, so you should keep the original form sent to you in order to vote.

Husky will provide paper copies of the Circular to Shareholders who have standing instructions to receive, or for whom Husky has otherwise received a request to provide, paper copies of materials.

What if I have other questions?

If you have any questions regarding the Meeting or require any assistance in completing the Proxy, please contact Computershare at: Computershare Shareholder Services, 1-800-564-6253 in Canada or the United States, or outside of Canada and the United States at 1-514-982-7555.

Principal Holders of Voting Securities

To the knowledge of the directors and executive officers of the Corporation, as at February 29, 2020, no person or company beneficially owned, or controlled or directed, directly or indirectly, more than 10% of the voting rights attached to all of the outstanding Common Shares, other than as set forth below:

Name	Number of Common Shares	Percentage of Common Shares
L.F. Investments S.à r.l.	294,703,249 (1)	29.32%
Hutchison Whampoa Europe Investments S.à r.l.	403,986,043(2)	40.19%

Notes:

(1)	L.F. Investments S.à r.l. is indirectly wholly-owned by a trust of which members of Mr. Li Ka Shing’s family are discretionary beneficiaries.
(2)	Hutchison Whampoa Europe Investments S.à r.l. is 100% indirectly owned by CK Hutchison Holdings Limited of which Mr. Li Ka Shing is the Senior Advisor. Mr. Li Ka Shing, Mr. Victor T. K. Li and trusts of which members of Mr. Li Ka Shing’s family are discretionary beneficiaries hold approximately, directly and indirectly, a 30.17% interest in CK Hutchison Holdings Limited.

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Business of the Meeting

Financial Statements

The audited consolidated financial statements of the Corporation for the year ended December 31, 2019 and the Auditors’ Report for these statements will be received at the Meeting. These statements and the Auditors’ Report are contained in the 2019 Annual Report of the Corporation, which is made available to each Shareholder entitled to receive a copy of the Notice of 2020 Annual and Special Meeting of Shareholders and this Circular.

Appointment of Auditors

The Board of Directors, upon the recommendation of the Corporation’s Audit Committee, proposes that KPMG be appointed as auditors of the Corporation, to hold such office until the close of the next annual meeting of Shareholders.

The Board of Directors recommends that Shareholders vote FOR this appointment. Unless authority to do so is withheld, the persons named in the enclosed Proxy intend to vote FOR the appointment of KPMG as auditors of the Corporation.

Election of Directors

Directors

At the Meeting, it is proposed that 16 directors be elected to serve until the next annual meeting of Shareholders or until their successors are elected or appointed. The Corporation’s Articles provide that the Corporation is to have a minimum of three directors and a maximum of 18. Pursuant to the Business Corporations Act (Alberta), the current directors of the Corporation cease to hold office at the close of the Meeting.

The Board of Directors has determined that 16 directors will be elected at the Meeting. Shareholders will be asked at the Meeting to elect as a director each of the 16 nominees listed below.

1. Victor T. K. Li	2. Canning K. N. Fok	3. Stephen E. Bradley	4. Asim Ghosh
5. Martin J. G. Glynn	6. Poh Chan Koh	7. Eva L. Kwok	8. Stanley T. L. Kwok
9. Frederick S. H. Ma	10. George C. Magnus	11. Neil D. McGee	12. Robert J. Peabody
13. Colin S. Russel	14. Wayne E. Shaw	15. William Shurniak	16. Frank J. Sixt

The Board of Directors recommends that Shareholders vote FOR the election of these nominees as directors. Unless authority to do so is withheld, the persons named in the enclosed Proxy intend to vote FOR these nominees.

Management does not contemplate that any of these nominees will be unable to serve as a director. However, should that occur for any reason, the persons named in the Proxy have the right to vote for another nominee in their discretion, unless the Shareholder has directed that the Common Shares be withheld from voting on the election of directors. Each director elected will hold office until the close of the next annual meeting of Shareholders, or until his or her successor is elected or appointed.

Majority Voting for Directors

The Board of Directors has adopted a policy which requires that any nominee for director who receives a greater number of votes “withheld” than votes “for” his or her election as a director shall submit his or her resignation to the Corporate Governance Committee for consideration promptly following the Shareholders’ annual meeting. This policy applies only to uncontested elections, meaning elections where the number of nominees for director is equal to the number of directors to be elected. The Corporate Governance Committee shall consider the resignation and shall make a recommendation to the Board of Directors on how to proceed. The Board of Directors shall promptly accept the resignation unless the Corporate Governance Committee determines that there are compelling circumstances that justify either the delay of the acceptance of the resignation or the rejection of it. The Board of Directors will make a decision within 90 days of the applicable meeting and a press release shall be issued by the Corporation announcing the Board of Directors’ determination including reasons for rejecting the resignation, if applicable. Any director who tenders his or her resignation shall not participate in any meetings to consider whether the resignation shall be accepted. However, if the number of members of the Corporate Governance Committee who received a majority withheld vote at the election meeting is such that the remaining members of the Corporate Governance Committee do not constitute a quorum, then the directors who did not receive a majority withheld vote shall appoint a committee to consider the resignations and recommend to the Board of Directors whether to accept them.

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Confirmation of Amendments to the Corporation’s By-Law No. 1

On February 26, 2020, the Board of Directors, on the recommendation of the Corporate Governance Committee, adopted certain amendments to the by-laws regulating the business and affairs of the Corporation (By-Law No. 1).

The following is a summary of the amendments to By-Law No. 1 and is qualified by reference to the full text of the Amended and Restated By-Law No. 1 attached as Appendix B to this Circular.

Amendments to By-Law No. 1

The amendments to By-Law No. 1 were adopted in line with evolving corporate governance practices.

The amendments:

•	subject to the consent of the Board of Directors, provide for shareholders to participate in shareholders’ meetings by electronic means and to provide for shareholders’ meetings to be held entirely by electronic means (see sections 3.04 and 3.05 of Appendix B);
•	increase the quorum requirements for meetings of shareholders from a requirement that at least two persons be present holding or representing by proxy not less than 5% of the outstanding shares of the Corporation entitled to be voted at the meeting to a requirement that at least two persons be present holding or representing by proxy not less than 25% of the outstanding shares of the Corporation entitled to be voted at the meeting;
•	limit the location of shareholders’ meetings to anywhere in Alberta; and
•	make a number of housekeeping changes to correct grammatical and typographical errors.

Resolution to Confirm Amendments to By-Law No. 1

The amendments to By-Law No. 1 are in effect until they are confirmed, confirmed as amended or rejected by Shareholders at the Meeting. If confirmed they will continue in effect. Accordingly, Shareholders are being asked to confirm the amendments to By-Law No. 1 at the Meeting so that the amendments to By-Law No. 1 can continue in effect.

The Corporation believes that the amendments to By-Law No. 1 conform to the published guidelines of major proxy advisory firms.

The resolution to confirm the amendments to By-Law No. 1 is as follows:

“RESOLVED as an ordinary resolution of the shareholders of Husky Energy Inc. (the Corporation) that:

1.	the amendments to By-Law No. 1 of the Corporation, in the form adopted by the Board of Directors of the Corporation on February 26, 2020, and included in Amended and Restated By-Law No. 1 attached as Appendix B to the management information circular of the Corporation dated March 24, 2020, be and are hereby confirmed; and
2.	any officer of the Corporation be and is hereby authorized to take such actions as such officer may determine to be necessary or advisable to implement the foregoing resolution, such determination to be conclusively evidenced by the taking of any such actions.”

The resolution must be passed, with or without amendment, by not less than a majority of votes cast by Shareholders who vote in person or by proxy in respect of the resolution at the Meeting. No Shareholders are excluded from voting in respect of the resolution.

The Board of Directors recommends that Shareholders vote FOR the resolution to confirm the amendments to By-Law No. 1. Unless instructed otherwise, the persons named in the form of proxy will vote FOR the resolution to confirm the amendments to By-Law No. 1.

Other Matters to be Acted Upon

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of 2020 Annual and Special Meeting of Shareholders. However, if any other matters properly come before the Meeting, the accompanying Proxy will be voted on such matters in the best judgment of the person or persons voting the Proxy.

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Director Nominees

Nominee Profiles

The names of the persons proposed to be nominated for election as directors, their biographies for at least the five preceding years, the approximate number of Common Shares beneficially owned, or controlled or directed, directly or indirectly as of December 31, 2019 and the approximate number of deferred share units (DSUs) held as of December 31, 2019 are set out below. The information contained herein is based upon information furnished by the respective nominees. The Corporation’s security ownership requirements were revised by the Board of Directors in April 2019 to provide that existing independent directors are required to increase their security ownership to a minimum of 15,000 Common Shares, or a combination of Common Shares and DSUs, by April 2022, and that new independent directors are required to acquire a minimum of 15,000 Common Shares, or a combination of Common Shares and DSUs aggregating 15,000, over a five-year period from the date of appointment.

Li, Victor T. K. (Non-independent) Hong Kong Special Administrative Region Age: 55 Co-Chair of the Board Director since August 25, 2000 2019 annual meeting votes in favour: 83.49%

Mr. Li is the Chairman and Group Co-Managing Director of CK Hutchison Holdings Limited. He is also the Chairman and Managing Director of CK Asset Holdings Limited. He is also the Chairman and Executive Director of CK Infrastructure Holdings Limited and CK Life Sciences Int’l., (Holdings) Inc., a Non-Executive Director of Power Assets Holdings Limited and HK Electric Investments Manager Limited which is the trustee-manager of HK Electric Investments, and a Non-Executive Director and the Deputy Chairman of HK Electric Investments Limited. Mr. Li is also the Deputy Chairman of Li Ka Shing Foundation Limited and Li Ka Shing (Global) Foundation (formerly known as Li Ka Shing (Overseas) Foundation), Member Deputy Chairman of Li Ka Shing (Canada) Foundation, and a Non-Executive Director of The Hongkong and Shanghai Banking Corporation Limited.

Mr. Li serves as a member of the Standing Committee of the 13th National Committee of the Chinese People’s Political Consultative Conference of the People’s Republic of China. He is also a member of the Chief Executive’s Council of Advisers on Innovation and Strategic Development of the Hong Kong Special Administrative Region and Vice Chairman of the Hong Kong General Chamber of Commerce. Mr. Li is the Honorary Consul of Barbados in Hong Kong.

Mr. Li holds a Bachelor of Science degree in Civil Engineering and a Master of Science degree in Civil Engineering, both received from Stanford University in 1987. He obtained an honorary degree, Doctor of Laws, honoris causa (LL.D.) from The University of Western Ontario in 2009.

	Board & Committee Memberships			Meeting Attendance
	Board of Directors			4 of 5	80%
	Other Publicly Traded Company Directorships			Committee Memberships	Listing Exchange
	CK Hutchison Holdings Limited			Remuneration Committee	Hong Kong
Nomination Committee (Chair)
	CK Asset Holdings Limited			Executive Committee (Chair)	Hong Kong
Remuneration Committee
Nomination Committee (Chair)
	CK Infrastructure Holdings Limited			Executive Committee (Chair)	Hong Kong
Remuneration Committee
Nomination Committee (Chair)
	CK Life Sciences Int’l., (Holdings) Inc.			Remuneration Committee	Hong Kong
Nomination Committee (Chair)
	Power Assets Holdings Limited			Nomination Committee	Hong Kong
	HK Electric Investments Limited			Nomination Committee	Hong Kong
Equity Ownership
	Year	Common Shares(1)	DSUs	Market Value of Equity as at December 31(1) (based on closing price on last trading day of the year)	Percentage of Security Ownership Requirement
	2019	-	Nil	-	N/A
	2018	-	Nil	-	N/A
Note: (1) See “Principal Holders of Voting Securities”.

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Fok, Canning K. N. (Non-independent) Hong Kong Special Administrative Region Age: 68 Co-Chair of the Board and Chair of the Compensation Committee Director since August 25, 2000

Mr. Fok is an Executive Director and Group Co-Managing Director of CK Hutchison Holdings Limited.

Mr. Fok is Chairman and a Director of Hutchison Telecommunications Hong Kong Holdings Limited, Hutchison Telecommunications (Australia) Limited, Hutchison Port Holdings Management Pte. Limited as the trustee-manager of Hutchison Port Holdings Trust, Power Assets Holdings Limited, HK Electric Investments Manager Limited as the trustee-manager of HK Electric Investments, and HK Electric Investments Limited. Mr. Fok is Deputy Chairman and an Executive Director of CK Infrastructure Holdings Limited.

Mr. Fok obtained a Bachelor of Arts degree from St. John’s University, Minnesota in 1974 and a Diploma in Financial Management from the University of New England, Australia in 1976. He has been a member of the Institute of Chartered Accountants in Australia (which amalgamated with the New Zealand Institute of Chartered Accountants to become Chartered Accountants Australia and New Zealand) since 1979 and has been a Fellow of the Chartered Accountants Australia and New Zealand since 2015.

2019 annual meeting votes in favour: 83.05%
	Board & Committee Memberships			Meeting Attendance
	Board of Directors			4 of 5	80%
	Compensation Committee			1 of 1	100%
	Other Publicly Traded Company Directorships			Committee Memberships	Listing Exchange
	CK Hutchison Holdings Limited			Nomination Committee	Hong Kong
	CK Infrastructure Holdings Limited			Nomination Committee	Hong Kong
	Power Assets Holdings Limited			Remuneration Committee	Hong Kong
Nomination Committee (Chair)
	HK Electric Investments Limited			Remuneration Committee	Hong Kong
Nomination Committee (Chair)
	Hutchison Telecommunications Hong Kong			Remuneration Committee	Hong Kong
	Holdings Limited			Nomination Committee
(Chair)
	Hutchison Telecommunications (Australia) Limited			Governance, Nomination & Compensation Committee (Chair)	Australia
Equity Ownership
	Year	Common Shares	DSUs	Market Value of Equity as at December 31 (based on closing price on last trading day of the year)	Percentage of Security Ownership Requirement
	2019	255,365	Nil	$2,660,903	N/A
	2018	255,365	Nil	$3,603,200	N/A

HUSKY ENERGY INC. | 2020 MANAGEMENT INFORMATION CIRCULAR | 8

Bradley, Stephen E.

(Independent)

Hong Kong Special Administrative Region

Age: 61

Member of the Audit Committee and the Corporate Governance Committee

Director since July 27, 2010

2019 annual meeting votes in favour: 98.30%

Mr. Bradley is a Director of Broadlea Group Ltd. and Senior Consultant, NEX Group plc (formerly known as ICAP (Asia Pacific) Ltd.).

Mr. Bradley entered the British Diplomatic Service in 1981 and served in various capacities including: Director of Trade & Investment Promotions (Paris) from 1999 to 2002; Minister, Deputy Head of Mission & Consul-General (Beijing) from 2002 to 2003; and HM Consul-General (Hong Kong) from 2003 to 2008. Mr. Bradley also worked in the private sector as Marketing Director, Guinness Peat Aviation (Asia) from 1987 to 1988 and Associate Director, Lloyd George Investment Management (now part of BMO Global Asset Management) from 1993 to 1995. Mr. Bradley retired from the Diplomatic Service in 2009.

Mr. Bradley obtained a Bachelor of Arts degree from Balliol College, Oxford University in 1980 and a post-graduate diploma from Fudan University, Shanghai in 1981. Mr. Bradley is a Member of the Hong Kong Securities and Investment Institute and holds an Institute of Corporate Directors designation (ICD.D).

Board & Committee Memberships			Meeting Attendance
Board of Directors			5 of 5	100%
Audit Committee			4 of 4	100%
Corporate Governance Committee			3 of 3	100%
Other Publicly Traded Company Directorships			Committee Memberships	Listing Exchange
Nil
Equity Ownership
Year	Common Shares	DSUs	Market Value of Equity as at December 31 (based on closing price on last trading day of the year)	Percentage of Security Ownership Requirement
2019	12,000	2,984	$156,133	100
2018	12,000	Nil	$169,320	100

HUSKY ENERGY INC. | 2020 MANAGEMENT INFORMATION CIRCULAR | 9

Ghosh, Asim (Independent) London, United Kingdom Age: 72 Member of the Health, Safety and Environment Committee Director since May 1, 2009 2019 annual meeting votes in favour: 94.27%

Mr. Ghosh was President & Chief Executive Officer of the Corporation from June 2010 until his retirement in December 2016.

Mr. Ghosh was the Managing Director and Chief Executive Officer of Vodafone Essar Limited (a telecommunications company) from August 1998 until March 2009. From 1991 to 1998 he held senior executive positions and then the position of Chief Executive Officer of the A S Watson Industries subsidiary (a manufacturer of consumer goods) of Hutchison Whampoa Limited. Prior thereto from 1989, Mr. Ghosh was the Chief Executive Officer of the Pepsi Foods (Frito Lay) start up in India.

Mr. Ghosh began his career with Procter & Gamble in Canada in 1971 and subsequently worked with Rothmans International in what was then its Carling O’Keefe subsidiary from 1980 to 1988, his last position being Senior Vice President of the brewery operations.

Mr. Ghosh was Chairman of the Cellular Operators Association of India and of the National Telecom Committee of the Confederation of Indian Industries. He was an independent Director of Kotak Bank, a listed Indian Bank until 2016, and was on the Board of Directors of Vodafone Essar Limited until February 2010.

Mr. Ghosh received his Master of Business Administration from Wharton School at the University of Pennsylvania, and obtained his undergraduate degree in Electrical Engineering from the Indian Institute of Technology.

Board & Committee Memberships			Meeting Attendance
Board of Directors			5 of 5	100%
Health, Safety and Environment Committee			1 of 1(1)	100%
Other Publicly Traded Company Directorships			Committee Memberships	Listing Exchange
Nil
Equity Ownership
Year	Common Shares	DSUs	Market Value of Equity as at December 31 (based on closing price on last trading day of the year)	Percentage of Security Ownership Requirement
2019	98,840	Nil	$1,029,913	100
2018	98,840	Nil	$1,394,632	100
Note: (1) Mr. Ghosh was appointed to the Health, Safety and Environment Committee on April 25, 2019.

HUSKY ENERGY INC. | 2020 MANAGEMENT INFORMATION CIRCULAR | 10

Glynn, Martin J. G.

(Independent)

British Columbia,

Canada

Age: 68

Chair of the Corporate Governance Committee and Member of the Audit Committee and the Compensation Committee

Director since August 25, 2000

2019 annual meeting votes in favour: 91.68%

Mr. Glynn is a Director and Chair of Public Sector Pension Investment Board (PSP Investments) and a Director of Sun Life Financial Inc. and Sun Life Assurance Company of Canada.

Mr. Glynn was a Director from 2000 to 2006 and President and Chief Executive Officer of HSBC Bank USA N.A. from 2003 until his retirement in 2006. Mr. Glynn was a Director of HSBC Bank Canada from 1999 to 2006 and President and Chief Executive Officer from 1999 to 2003.

Mr. Glynn obtained a Bachelor of Arts (Honours) degree from Carleton University in 1974 and a Master’s degree in Business Administration from the University of British Columbia in 1976.

Board & Committee Memberships			Meeting Attendance
Board of Directors			5 of 5	100%
Audit Committee			2 of 2(1)	100%
Compensation Committee			1 of 1	100%
Corporate Governance Committee			3 of 3	100%
Other Publicly Traded Company Directorships			Committee Memberships	Listing Exchange
Sun Life Financial Inc.			Risk & Conduct Review Committee Management Resources Committee	Toronto, New York, Philippines
Equity Ownership
Year	Common Shares	DSUs	Market Value of Equity as at December 31 (based on closing price on last trading day of the year)	Percentage of Security Ownership Requirement
2019	474	24,728	$262,605	100
2018	474	20,861	$301,037	100
Note: (1) Mr. Glynn was appointed to the Audit Committee on April 25, 2019.

Koh, Poh Chan (Non-independent) Hong Kong Special Administrative Region Age: 71 Director since August 25, 2000 2019 annual meeting votes in favour: 92.78%

Ms. Koh is Finance Director of Harbour Plaza Hotel Management (International) Ltd. (a hotel management company) and also a Member of the Executive Committee of CK Asset Holdings Limited.

Ms. Koh is qualified as a Fellow Member (FCA) of the Institute of Chartered Accountants in England and Wales and is an Associate of the Canadian Institute of Chartered Accountants (CPA, CA) and the Chartered Institute of Taxation in the U.K. (CTA).

Ms. Koh graduated from the London School of Accountancy in 1971 and was admitted to the Institute of Chartered Accountants in England and Wales in 1973, to the Chartered Institute of Taxation in the UK in 1976 as well as the Institute of Chartered Accountants of Ontario, Canada in 1980.

	Board & Committee Memberships			Meeting Attendance
	Board of Directors			5 of 5	100%
	Other Publicly Traded Company Directorships			Committee Memberships	Listing Exchange
Nil
Equity Ownership
	Year	Common Shares	DSUs	Market Value of Equity as at December 31 (based on closing price on last trading day of the year)	Percentage of Security Ownership Requirement
	2019	Nil	Nil	Nil	N/A
	2018	Nil	Nil	Nil	N/A

HUSKY ENERGY INC. | 2020 MANAGEMENT INFORMATION CIRCULAR | 11

Kwok, Eva L.

(Independent)

British Columbia,

Canada

Age: 77

Member of the Compensation Committee and the Corporate Governance Committee

Director since August 25, 2000

2019 annual meeting votes in favour: 91.38%

Mrs. Kwok is Chairman, a Director and Chief Executive Officer of Amara Holdings Inc. (a private investment holding company). Mrs. Kwok is also a Director of CK Life Sciences Int’l., (Holdings) Inc. and CK Infrastructure Holdings Limited. Mrs. Kwok is also a Director of the Li Ka Shing (Canada) Foundation.

Mrs. Kwok was a Director of Shoppers Drug Mart Corporation from 2004 to 2006 and of the Bank of Montreal Group of Companies from 1999 until March 2009.

Mrs. Kwok obtained a Master’s degree in Science from the University of London in 1967.

Board & Committee Memberships			Meeting Attendance
Board of Directors			5 of 5	100%
Compensation Committee			1 of 1	100%
Corporate Governance Committee			3 of 3	100%
Other Publicly Traded Company Directorships			Committee Memberships	Listing Exchange
CK Life Sciences Int’l., (Holdings) Inc.			Audit Committee	Hong Kong
			Remuneration Committee (Chair)
			Nomination Committee
CK Infrastructure Holdings Limited			Audit Committee	Hong Kong
			Nomination Committee
Equity Ownership
Year	Common Shares	DSUs	Market Value of Equity as at December 31 (based on closing price on last trading day of the year)	Percentage of Security Ownership Requirement
2019	10,215	89,082	$1,034,675	100
2018	10,215	71,467	$1,152,533	100

Kwok, Stanley T. L. (Independent) British Columbia, Canada Age: 93 Member of the Health, Safety and Environment Committee Director since August 25, 2000 2019 annual meeting votes in favour: 90.51%

Mr. Kwok is a Director and President of Amara Holdings Inc. He is an independent Non-Executive Director of CK Hutchison Holdings Limited.

Mr. Kwok is a Director of Element Lifestyle Retirement Inc. He retired as a Director of the CTBC Bank of Canada in July 2018.

Mr. Kwok obtained a Bachelor of Science degree (Architecture) from St. John’s University, Shanghai in 1949, and an A.A. Diploma from the Architectural Association School of Architecture in London, England in 1954.

	Board & Committee Memberships			Meeting Attendance
	Board of Directors			5 of 5	100%
	Health, Safety and Environment Committee			2 of 2	100%
	Other Publicly Traded Company Directorships			Committee Memberships	Listing Exchange
	CK Hutchison Holdings Limited			Audit Committee	Hong Kong
				Nomination Committee
	Element Lifestyle Retirement Inc.			Audit Committee (Chair)	Toronto
	Equity Ownership
	Year	Common Shares	DSUs	Market Value of Equity as at December 31 (based on closing price on last trading day of the year)	Percentage of Security Ownership Requirement
	2019	20,606	2,984	$245,808	100
	2018	20,606	Nil	$290,751	100

HUSKY ENERGY INC. | 2020 MANAGEMENT INFORMATION CIRCULAR | 12

Ma, Frederick S. H.

(Independent)

Hong Kong Special Administrative Region

Age: 67

Member of the Audit Committee and the Health, Safety and Environment Committee

Director since July 27, 2010

2019 annual meeting votes in favour: 99.13%

Professor Ma was born and educated in Hong Kong. He graduated with a Bachelor of Arts (Honours) degree from The University of Hong Kong in 1973, having majored in economics and history. After graduation, he filled various senior positions at local and overseas banks, financial institutions and major companies, including Chase Manhattan Bank, Royal Bank of Canada Dominion Securities, JP Morgan Chase, Kumagai Gumi (HK) Limited and Pacific Century Cyberworks Limited. In 2002, he joined the Hong Kong SAR Government as Secretary for Financial Services and the Treasury, and assumed the post of Secretary for Commerce and Economic Development in 2007. He resigned in July 2008 due to medical reasons. In October 2008, he was appointed Honorary Professor of the School of Economics and Finance at The University of Hong Kong. Professor Ma was appointed Member of the International Advisory Council of the China Investment Corporation in July 2009. In December 2011, he was appointed Honorary President of Hong Kong Special Schools Council. In January 2013, he was appointed Member of the Global Advisory Council of the Bank of America. In August of that year, he was appointed Honorary Professor of the Faculty of Business Administration at The Chinese University of Hong Kong. In October 2014, he was conferred Honorary Doctor of Social Sciences by Lingnan University, and in October 2016 he received the same honour from City University of Hong Kong. He was the Chairman of MTR Corporation Limited from January 2016 to June 2019. In April 2017, he was appointed as the Council Chairman of The Education University of Hong Kong in 2017. In March 2018, he was appointed as a Member of the Chief Executive’s Council of Advisers on Innovation and Strategic Development. He is currently an Independent Non-Executive Director of the FWD Group and a Director of New Frontier Corporation.
Board & Committee Memberships			Meeting Attendance
Board of Directors			5 of 5	100%
Audit Committee			4 of 4	100%
Health, Safety and Environment Committee			2 of 2	100%
Other Publicly Traded Company Directorships			Committee Memberships	Listing Exchange
New Frontier Corporation				NYSE
Equity Ownership
Year	Common Shares	DSUs	Market Value of Equity as at December 31 (based on closing price on last trading day of the year)	Percentage of Security Ownership Requirement
2019	10,214	2,984	$137,523	100
2018	10,214	Nil	$181,299	100

HUSKY ENERGY INC. | 2020 MANAGEMENT INFORMATION CIRCULAR | 13

Magnus, George C. (Independent) Hong Kong Special Administrative Region Age: 84 Member of the Audit Committee Director since July 27, 2010 2019 annual meeting votes in favour: 99.14%

Mr. Magnus is a Non-Executive Director of CK Hutchison Holdings Limited and CK Infrastructure Holdings Limited, and an independent Non-Executive Director of HK Electric Investments Manager Limited.

Mr. Magnus acted as an Executive Director of Cheung Kong (Holdings) Limited from 1980 and as Deputy Chairman from 1985 until his retirement from these positions in October 2005. He served as Deputy Chairman of Hutchison Whampoa Limited from 1985 to 1993 and as Executive Director from 1993 to 2005.

He also served as Chairman of Hongkong Electric Holdings Limited (now known as Power Assets Holdings Limited) from 1993 to 2005. He was a Non-Executive Director of Power Assets Holdings Limited from 2005 to 2012 and then an independent Non-Executive Director until January 2014.

Mr. Magnus obtained a Bachelor of Arts degree in 1959. He obtained a Master’s degree in Economics from King’s College, Cambridge University in 1963.

	Board & Committee Memberships			Meeting Attendance
	Board of Directors			5 of 5	100%
	Audit Committee			4 of 4	100%
	Other Publicly Traded Company Directorships			Committee Memberships	Listing Exchange
	CK Hutchison Holdings Limited			Nomination Committee	Hong Kong
	CK Infrastructure Holdings Limited			Nomination Committee	Hong Kong
	HK Electric Investments Limited			Nomination Committee	Hong Kong
	Equity Ownership
	Year	Common Shares	DSUs	Market Value of Equity as at December 31 (based on closing price on last trading day of the year)	Percentage of Security Ownership Requirement
	2019	34,974	43,918	$822,055	100
	2018	34,974	39,270	$1,047,583	100

McGee, Neil D. (Non-independent) Luxembourg Age: 68 Member of the Health, Safety and Environment Committee Director since November 9, 2012 2019 annual meeting votes in favour: 94.55%

Mr. McGee is the Managing Director of Hutchison Whampoa Europe Investments S.à r.l. He is an Executive Director of Power Assets Holdings Limited. Prior to his joining Hutchison Whampoa Europe Investments S.à r.l., he served as Group Finance Director of Power Assets Holdings Limited from 2006 to 2012, Chief Financial Officer of Husky Oil Limited from 1998 to 2000 and Chief Financial Officer of Husky Energy Inc. from 2000 to 2005.

Prior to joining Husky Oil Limited in 1998, Mr. McGee held various financial, legal and corporate secretarial positions with the CK Hutchison Holdings Group. Mr. McGee holds a Bachelor of Arts degree and a Bachelor of Laws degree from the Australian National University.

	Board & Committee Memberships			Meeting Attendance
	Board of Directors			5 of 5	100%
	Health, Safety and Environment Committee			2 of 2	100%
	Other Publicly Traded Company Directorships			Committee Memberships	Listing Exchange
	Power Assets Holdings Limited			Nomination Committee	Hong Kong
	Equity Ownership
	Year	Common Shares	DSUs	Market Value of Equity as at December 31 (based on closing price on last trading day of the year)	Percentage of Security Ownership Requirement
	2019	74,055	Nil	$771,653	N/A
	2018	74,055	Nil	$1,044,916	N/A

HUSKY ENERGY INC. | 2020 MANAGEMENT INFORMATION CIRCULAR | 14

Peabody, Robert J. (Non-independent, Management) Alberta, Canada Age: 63 President & Chief Executive Officer Director since December 5, 2016 2019 annual meeting votes in favour: 94.87%

Mr. Peabody became a member of the Board of Directors and President & Chief Executive Officer of Husky on December 5, 2016.

Mr. Peabody was appointed Husky’s Chief Operating Officer in 2006 and was responsible for leading Husky’s Upstream and Downstream segments, including Western Canada Conventional and Unconventional, Heavy Oil, Oil Sands, Atlantic Region and Exploration, as well as Refining and Upgrading operations. He was also responsible for Husky’s Safety, Engineering, Project Management and Procurement functions.

Prior to joining Husky, he led four major businesses for BP plc in Europe and the United States. Mr. Peabody holds a Bachelor of Science degree in Mechanical Engineering from the University of British Columbia and a Master of Science degree in Management from Stanford University (Sloan Fellow). Mr. Peabody is a member of the Association of Professional Engineers and Geoscientists of Alberta (APEGA) and Vice-Chairman of the Foothills Hospital Development Council.

	Board & Committee Memberships				Meeting Attendance
	Board of Directors				5 of 5	100%
	Other Publicly Traded Company Directorships				Committee Memberships	Listing Exchange
	Nil
	Equity Ownership
	Year	Common Shares	Series 3 Preferred Shares	DSUs	Market Value of Equity as at December 31 (based on closing price on last trading day of the year)	Percentage of Security Ownership Requirement
	2019	206,946	22,000	Nil	$2,594,177	N/A
	2018	127,924	22,000	Nil	$2,245,008	N/A

Russel, Colin S.

(Independent)

Gloucestershire, United Kingdom

Age: 79

Chair of the Health, Safety and Environment Committee and member of the Audit Committee

Director since February 4, 2008

2019 annual meeting votes in favour: 92.76%

Mr. Russel is the founder and Director of Emerging Markets Advisory Services Ltd. (a business advisory company).

Mr. Russel is a Director of CK Asset Holdings Limited, CK Infrastructure Holdings Limited and CK Life Sciences Int’l., (Holdings) Inc. Mr. Russel was the Canadian Ambassador to Venezuela; Consul General for Canada in Hong Kong; Director for China of the Department of Foreign Affairs, Ottawa; Director for East Asian Trade in Ottawa; Senior Trade Commissioner for Canada in Hong Kong; Director for Japan Trade in Ottawa and was in the Trade Commissioner Service for Canada in Spain, Hong Kong, Morocco, the Philippines, London and India. Previously Mr. Russel was an international project manager with RCA Ltd., Canada and development engineer with AEI Ltd., UK.

Mr. Russel received a degree in Electrical Engineering in 1962 and a Master’s degree in Business Administration in 1971, both from McGill University, Canada.

Board & Committee Memberships			Meeting Attendance
Board of Directors			5 of 5	100%
Audit Committee			4 of 4	100%
Health, Safety and Environment Committee			2 of 2	100%
Other Publicly Traded Company Directorships			Committee Memberships	Listing Exchange
CK Asset Holdings Limited			Audit Committee	Hong Kong
			Nomination Committee
CK Infrastructure Holdings Limited			Audit Committee (Chair)	Hong Kong
			Remuneration Committee
			Nomination Committee
CK Life Sciences Int’l., (Holdings) Inc.			Audit Committee	Hong Kong
			Remuneration Committee
			Nomination Committee
Equity Ownership
Year	Common Shares	DSUs	Market Value of Equity as at December 31 (based on closing price on last trading day of the year)	Percentage of Security Ownership Requirement
2019	Nil	19,472	$202,898	100
2018	Nil	15,818	$223,192	100

HUSKY ENERGY INC. | 2020 MANAGEMENT INFORMATION CIRCULAR | 15

Shaw, Wayne E.

(Independent)

Ontario, Canada

Age: 75

Member of the Audit Committee, the Corporate Governance Committee and the Health, Safety and Environment Committee

Director since August 25, 2000

2019 annual meeting votes in favour: 93.28%

Mr. Shaw is President of G.E. Shaw Investments Limited (a private investment holding company). Prior to his retirement in April 2013, he was a Senior Partner with Stikeman Elliott LLP, Barristers and Solicitors, Toronto, Ontario. Mr. Shaw is also a Director of the Li Ka Shing (Canada) Foundation.

Mr. Shaw holds a Bachelor of Arts degree and a Bachelor of Laws degree, both received from the University of Alberta in 1967. He is a member of the Law Society of Ontario.

Board & Committee Memberships			Meeting Attendance
Board of Directors			5 of 5	100%
Audit Committee			4 of 4	100%
Corporate Governance Committee			3 of 3	100%
Health, Safety and Environment Committee			2 of 2(1)	100%
Other Publicly Traded Company Directorships			Committee Memberships	Listing Exchange
Nil
Equity Ownership
Year	Common Shares	DSUs	Market Value of Equity as at December 31 (based on closing price on last trading day of the year)	Percentage of Security Ownership Requirement
2019	16,343	34,269	$527,377	100
2018	16,343	30,013	$654,083	100
Note: (1) Mr. Shaw was appointed to the Health, Safety and Environment Committee on April 25, 2019.

Shurniak, William (Independent) Saskatchewan, Canada Age: 88 Deputy Chair of the Board and Chair of the Audit Committee Director since August 25, 2000 2019 annual meeting votes in favour: 94.19%

Mr. Shurniak was an independent Non-Executive Director of Hutchison Whampoa Limited until June 2015, when he became an independent Non-Executive Director of CK Hutchison Holdings Limited.

From May 2005 to June 2011 he was a Director and Chairman of Northern Gas Networks Limited (a private distributor of natural gas in Northern England).

Mr. Shurniak also held the following positions until his return to Canada in 2005: Director and Chairman of ETSA Utilities (a utility company) since 2000, Powercor Australia Limited (a utility company) since 2000, CitiPower Pty Ltd. (a utility company) since 2002, and a Director of Envestra Limited (a natural gas distributor) since 2000, CrossCity Motorways Pty Ltd. (an infrastructure and transportation company) since 2002 and Lane Cove Tunnel Company Pty Ltd. (an infrastructure and transportation company) since 2004.

Mr. Shurniak has broad banking experience and he holds Honorary Doctor of Laws degrees from the University of Saskatchewan, University of Western Ontario and the University of Regina. He was a recipient of the Saskatchewan Centennial Medal from the Lieutenant Governor of Saskatchewan in 2005 and the Saskatchewan Order of Merit by the Government of the Province of Saskatchewan in 2009. He was awarded the Queen Elizabeth II Diamond Jubilee Medal by the Lieutenant Governor of Saskatchewan in 2012 and the Meritorious Service Medal by the Governor General of Canada in 2016.

Board & Committee Memberships			Meeting Attendance
Board of Directors			5 of 5	100%
Audit Committee			4 of 4	100%
Other Publicly Traded Company Directorships			Committee Memberships	Listing Exchange
CK Hutchison Holdings Limited			Audit Committee	Hong Kong
			Nomination Committee
Equity Ownership
Year	Common Shares	DSUs	Market Value of Equity as at December 31 (based on closing price on last trading day of the year)	Percentage of Security Ownership Requirement
2019	43,376	2,984	$483,071	100
2018	43,376	Nil	$612,035	100

HUSKY ENERGY INC. | 2020 MANAGEMENT INFORMATION CIRCULAR | 16

Sixt, Frank J. (Non-independent) Hong Kong Special Administrative Region Age: 68 Member of the Compensation Committee Director since August 25, 2000 2019 annual meeting votes in favour: 88.93%

Mr. Sixt is an Executive Director, Group Finance Director and Deputy Managing Director of CK Hutchison Holdings Limited.

Mr. Sixt is also the Non-Executive Chairman of TOM Group Limited, an Executive Director of CK Infrastructure Holdings Limited, a Director of Hutchison Telecommunications (Australia) Limited (HTAL) and an Alternate Director to a Director of HTAL, HK Electric Investments Manager Limited as the trustee-manager of HK Electric Investments and HK Electric Investments Limited. Mr. Sixt is also a Director of the Li Ka Shing (Canada) Foundation.

Mr. Sixt obtained a Master’s degree in Arts from McGill University, Canada in 1978 and a Bachelor’s degree in Civil Law from Université de Montréal in 1978. He is a member of the Bar and of the Law Society of the Provinces of Québec and Ontario, Canada.

	Board & Committee Memberships			Meeting Attendance
	Board of Directors			5 of 5	100%
	Compensation Committee			1 of 1	100%
	Other Publicly Traded Company Directorships			Committee Memberships	Listing Exchange
	CK Hutchison Holdings Limited			Nomination Committee	Hong Kong
	CK Infrastructure Holdings Limited			Nomination Committee	Hong Kong
	Hutchison Telecommunications (Australia) Limited			Audit & Risk Committee	Australia
	TOM Group Limited			Remuneration Committee	Hong Kong
	Equity Ownership
	Year	Common Shares	DSUs	Market Value of Equity as at December 31 (based on closing price on last trading day of the year)	Percentage of Security Ownership Requirement
	2019	70,190	Nil	$731,380	N/A
	2018	70,190	Nil	$990,381	N/A

Corporate Cease Trade Orders or Bankruptcies

None of those persons who are proposed directors of the Corporation is, or has been within the past 10 years, a director, chief executive officer or chief financial officer of any company, including the Corporation and any personal holding companies of such person, that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or after such persons ceased to be a director, chief executive officer or chief financial officer of the company, was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, which resulted from an event that occurred while acting in such capacity.

In addition, none of those persons who are proposed directors of the Corporation is, or has been within the past 10 years, a director or executive officer of any company, including the Corporation, and any personal holding companies of such person, that, while such person was acting in that capacity, or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than as follows. Mr. Glynn was a director of MF Global Holdings Ltd. at the time it filed for Chapter 11 bankruptcy in the U.S. on October 31, 2011. Mr. Glynn is no longer a director of MF Global Holdings Ltd.

Individual Penalties, Sanctions or Bankruptcies

None of those persons who are proposed directors of the Corporation (or any personal holding companies of such persons) have, within the past 10 years made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

None of those persons who are proposed directors of the Corporation (or any personal holding companies of such persons) have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

HUSKY ENERGY INC. | 2020 MANAGEMENT INFORMATION CIRCULAR | 17

Director Compensation

Approach to Director Compensation

In designing a compensation program for non-executive directors, the Board of Directors’ objective is to ensure that the Corporation attracts and retains highly qualified, committed and talented members of the Board of Directors with an extensive and relevant breadth of experience, as well as to align the interests of directors with those of the Shareholders.

The Board of Directors sets the compensation of non-executive directors based on the Corporate Governance Committee’s recommendations. The Corporate Governance Committee annually reviews the compensation of non-executive directors and recommends to the Board of Directors such adjustments as it considers appropriate and necessary to recognize the workload, time commitment and responsibility of the members of the Board of Directors and its committees (Board Committees) and to remain competitive with director compensation trends in Canada with comparable companies. The Board of Directors sets director compensation at the 50th percentile of that paid to directors by comparative oil and gas industry peer companies. The peer group for 2019 is set out below.

Barrick Gold Corporation	Enbridge Inc.	Suncor Energy Inc.
Canadian Natural Resources Limited	Encana Corporation	Teck Resources Limited
Cenovus Energy Inc.	Nutrien Ltd.	TC Energy Corporation

In April 2019, the Corporate Governance Committee recommended, and the Board of Directors approved, increasing the compensation of non-executive directors by including an annual equity grant in the form of DSUs. In the event the grant of DSUs is problematic for any individual non-independent director that director can request that the DSUs be paid out in cash. The annual retainer of the Chair of the Audit Committee was also increased from $20,000 to $25,000.

The Corporation has a Share Accumulation Plan for Directors whereby the directors can elect to have the cash portion of the fees payable to them paid in the form of the issuance of DSUs and/or used to purchase Common Shares in the market. Directors are to elect annually whether they wish their directors’ fees to be so used and can specify a portion of their directors’ fees to be used for DSUs and/or the purchase of Common Shares, with the remaining amount of fees to be paid in cash. A DSU is a bookkeeping entry that tracks the value of one Common Share. When cash dividends are paid on Common Shares, eligible directors are credited with additional DSUs. The number of additional DSUs is calculated by multiplying the cash dividend per Common Share by the number of DSUs in the director’s account as of the date of record divided by the fair market value of a Common Share on the payment date of the dividend. DSUs accumulate over a director’s term of service and are not paid out until the director leaves the Board of Directors, providing the director with an ongoing stake in Husky during his or her term of service. When the director leaves the Board of Directors, payment for the DSUs is made in cash or Common Shares purchased on the open market at the option of the director.

The Corporation does not have a retirement policy for directors.

The following table sets out the annual fees paid in 2019 to non-executive directors of the Corporation and the annual fees to be paid in 2020 and thereafter, in both cases with no separate meeting attendance fees.

Item or Service	Annual Retainer (2019)	Annual Retainer (2020)
Director Retainer	$120,000 and $31,875 of DSUs(1)	$120,000 and $85,000 of DSUs
Chair of Audit Committee	$25,000	$25,000
Member of Audit Committee	$12,500	$12,500
Chair of Board Committee (other than Audit Committee)	$10,000	$10,000
Member of Board Committee (other than Audit Committee)	$5,000	$5,000

Note:

(1)	The DSU portion of the annual retainer was for nine months commencing April 1, 2019.

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The directors of the Corporation are also entitled to reimbursement for out-of-pocket expenses for attendance at meetings of the Board of Directors and any Board Committees. During the financial year ended December 31, 2019, the directors of the Corporation earned compensation in the aggregate amount of $2,454,705 ($2,037,830 in cash and $416,875 in DSUs).

For the Corporation’s security ownership requirements for directors see “Director Nominees – Nominee Profiles”.

Director Compensation Table

The following table sets out the compensation paid to directors of the Corporation consisting of cash and DSUs for the financial year ended December 31, 2019.

Name	DSUs	Board Retainer ($)	Committee Chair Retainer Fee ($)	Committee Member Retainer Fee ($)	Total Fees ($)	As elected by the director Total Fees received in the form of ($)
						DSUs	Common Shares	Cash
Victor T. K. Li	-	151,875	-	-	151,875	-	-	151,875
Canning K. N. Fok	-	151,875	10,000	-	161,875	-	-	161,875
Stephen E. Bradley	2,972	120,000	-	17,500	169,375	31,875	-	137,500
Asim Ghosh	-	151,875	-	3,407	155,282	-	-	155,282
Martin J. G. Glynn	2,972	120,000	10,000	13,516	175,391	31,875	-	143,516
Poh Chan Koh	-	151,875	-	-	151,875	-	-	151,875
Eva L. Kwok	2,972	120,000	-	10,000	161,875	161,875	-	-
Stanley T. L. Kwok	2,972	120,000	2,500	4,093	158,468	31,875	-	126,593
Frederick S. H. Ma	2,972	120,000	-	17,500	169,375	31,875	-	137,500
George C. Magnus	2,972	120,000	-	12,500	164,375	31,875	-	132,500
Neil D. McGee	-	151,875	-	5,000	156,875	-	-	156,875
Robert J. Peabody(1)	-	-	-	-	-	-	-	-
Colin S. Russel	2,972	120,000	7,157	13,750	172,782	31,875	-	140,907
Wayne E. Shaw	2,972	120,000	-	20,907	172,782	31,875	-	140,907
William Shurniak	2,972	120,000	23,750	-	175,625	31,875	-	143,750
Frank J. Sixt	-	151,875	-	5,000	156,875	-	-	156,875

Note:

(1)	As an executive officer, Mr. Peabody does not receive director fees.

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Outstanding Share-based Awards

The following table sets forth information in respect of incentive plan awards outstanding at the end of the financial year ended December 31, 2019 held by the directors of the Corporation. Non-executive directors of the Corporation do not receive option-based awards. The share-based awards are in the form of DSUs that are received in accordance with the Share Accumulation Plan for Directors.

	Share-based Awards
Name(1)	Number of DSUs that have not vested(2)	Market or payout value of DSUs that have not vested ($)(3)
Victor T. K. Li	-	-
Canning K. N. Fok	-	-
Stephen E. Bradley	2,984	31,088
Asim Ghosh	-	-
Martin J. G. Glynn	24,728	257,671
Poh Chan Koh	-	-
Eva L. Kwok	89,082	928,230
Stanley T. L. Kwok	2,984	31,088
Frederick S. H. Ma	2,984	31,088
George C. Magnus	43,918	457,622
Neil D. McGee	-	-
Robert J. Peabody	-	-
Colin S. Russel	19,472	202,897
Wayne E. Shaw	34,269	357,080
William Shurniak	2,984	31,088
Frank J. Sixt	-	-

Notes:

(1)	Information with respect to share-based awards and option-based awards held by Mr. Peabody is included under “Executive Compensation – Incentive Plan Awards – Outstanding Share-based Awards and Option-based Awards”.
(2)	Amounts reported include DSUs credited as dividend equivalents.
(3)	Based on the closing price of the Common Shares on the Toronto Stock Exchange (the TSX) on December 31, 2019 of $10.42.

Value Vested or Earned During the Year

Information with respect to vested option-based awards held by Mr. Peabody is included under “Executive Compensation – Incentive Plan Awards – Incentive Plan Awards – Value Vested or Earned During the Year” for Named Executive Officers (as defined under “Executive Compensation – Summary Compensation Table”). DSUs held by directors do not vest until the director leaves the Board of Directors.

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Corporate Governance

Board Committee Composition

The table below sets out the composition of each Board Committee.

	Board Committee and Year Appointed
					Corporate		Health, Safety
	Audit		Compensation		Governance		and Environment
Independent Directors
Bradley, Stephen E.	X	2014			X	2011
Glynn, Martin J. G.	X	2019	X	2009	Chair	2008
Kwok, Eva L.			X	2000	X	2001
Ghosh, Asim							X	2019
Kwok, Stanley T. L.							X	2009
Ma, Frederick S. H.	X	2010					X	2010
Magnus, George C.	X	2010
Russel, Colin S.	X	2008					Chair	2009
Shaw, Wayne E.	X	2017			X	2003	X	2019
Shurniak, William	Chair	2011

Non-Independent Directors
Fok, Canning K. N. (Co-Chair)			Chair	2000
McGee, Neil D.							X	2012
Sixt, Frank J.			X	2000

Audit Committee

Further information in respect of the composition of the Corporation’s Audit Committee, the education and experience of each member of the Audit Committee, the Audit Committee Mandate, the Audit Committee’s policies and procedures for the engagement of non-audit services and the fees paid by the Corporation for external auditor services in 2019 are set out under the heading “Audit Committee” in the Corporation’s Annual Information Form dated February 27, 2020.

External Auditors

Audit committees are integral to the audit process and it is the Audit Committee’s responsibility to oversee the work of the external auditors. To fulfill this responsibility, the Audit Committee conducted an annual review of KPMG’s performance and effectiveness considering factors such as the:

(a)	Quality of services provided by KPMG’s engagement team during the audit period.
(b)	Relevant qualifications, experience and geographical reach to serve Husky.
(c)	Quality of communications received from KPMG.
(d)	Independence, objectivity and professional skepticism of KPMG.

The Audit Committee also:

(a)	Oversaw the annual audit work of KPMG.
(b)	Reviewed the integrated audit plan and assessed the reasonableness of audit fees.
(c)	Monitored the execution of the integrated audit plan.
(d)	Reviewed and evaluated KPMG’s audit findings.
(e)	Pre-approved all engagements with KPMG, including non-audit services.
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(f)	Received written confirmation from KPMG of its independence and discussed the potential effects of any relationships that may reasonably be thought to bear on independence.
(g)	Met in camera with KPMG at every Audit Committee meeting.

The Audit Committee concluded that it was satisfied with KPMG’s performance and approved and recommended that the Board of Directors recommend to Shareholders the reappointment of KPMG as external auditors of Husky.

Board Committee Reports

Audit Committee Report

Details of the report of the Audit Committee for 2019 are set out below.

Membership	The Board of Directors appointed the current members of the Audit Committee on April 25, 2019 and reappointed William Shurniak to be the Chair of the Audit Committee. The Audit Committee has seven members, including the Chair, and each is an independent director.
Mandate	A copy of the Audit Committee Mandate is posted on the Corporation’s website at www.huskyenergy.com.
Meetings - 2019

The Audit Committee held four meetings in 2019 and, among other matters:

o    Reviewed and discussed the year-end 2018 reserves data and reserves determination process with the Corporation’s independent reserves auditor and with internal senior reserves personnel.

o    Met with the independent reserves auditor and confirmed that there were no restrictions that affected its ability to report on reserves data without reservation.

o    Received reports from, and met with, the external auditors to discuss the 2018 annual audit, the results of the audit, their assessment of the Corporation’s accounting and internal control over financial reporting, their Independent Auditors’ Report and their statement on independence from the Corporation (the external auditors attended all meetings and met four times with the Audit Committee separate from management).

o    Approved and recommended to the Board of Directors the approval of the content and filing of the Corporation’s statement of reserves data, the filing of the report of the independent qualified reserves auditor and the content and filing of the related report of management and the Board of Directors for the year ended December 31, 2018.

o    Reviewed and discussed with management and the external auditors the 2018 Annual Information Form, the Management’s Discussion and Analysis contained in the 2018 Annual Report, the audited consolidated financial statements for the year ended December 31, 2018 and the news release pertaining to the year-end 2018 and fourth quarter 2018 financial results, recommended approval of such documents to the Board of Directors for filing with the Canadian securities regulators and recommended approval of the Form 40-F to the Board of Directors for filing with the U.S. Securities and Exchange Commission.

o    Received a management report that no material weaknesses in internal controls over financial reporting were identified during the evaluation of control design and testing of operating effectiveness of internal controls over financial reporting.

o    Approved the interim financial statements and press releases, including Management’s Discussion and Analysis, for the three months ended March 31, 2019, for the six months ended June 30, 2019 and for the nine months ended September 30, 2019, pursuant to a delegation from the Board of Directors.

o    Reviewed and recommended to the Board of Directors for approval the external auditors’ fees for 2019 and recommended to the Board of Directors the reappointment of KPMG as the Corporation’s external auditors for 2019 and that the Shareholders be asked to reappoint KPMG as the Corporation’s external auditors for 2019.

o    Reviewed and approved the external auditors’ engagement letter and audit plan for 2019.

o    Received reports on the Corporation’s 2018 SOX program.

o    Received four reports from and met with the Corporation’s internal auditor to discuss business control and compliance audits conducted by internal audit (the internal auditor attended all meetings).

o    Received reports at each meeting from the Treasurer on the Corporation’s liquidity and capital resources.

o    Reviewed and approved the Internal Audit Plan for 2019.

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o    Reviewed the Audit Committee Mandate.

o    Approved the Corporation’s refiling of the U.S. Dodd Frank end user exemption for clearing and trading of swaps and the Corporation’s continued use of physical commodity forward contracts under the end user exemption.

o    Received an update from management on the Corporation’s top critical risks.

o    Approved the appointment of an independent reserves auditor for the Corporation’s 2019 reserves reporting.

o    Confirmed with management that there were no unresolved issues or difficulties between management and the external auditors that could affect the financial statements and reviewed with management the overall performance of the external auditors.

o    Received a report on the Corporation’s inventory risk management strategy.

o    Reviewed the Corporation’s insurance coverage.

o    Approved certain audit-related and non-audit services provided by the external auditors.

o    Received from management updates on tax matters and current tax issues affecting the Corporation and on the status of material litigation involving the Corporation.

Received an update on the Corporation’s information technology and cybersecurity.

Meetings - First Quarter 2020

The Audit Committee held one meeting in the first quarter of 2020 and, among other matters:

o    Reviewed and discussed the year-end 2019 reserves data and reserves determination process with the Corporation’s independent reserves auditor and with internal senior reserves personnel.

o    Approved and recommended to the Board of Directors the approval of the content and filing of the Corporation’s statement of reserves data, the filing of the report of the independent qualified reserves auditor and the content and filing of the related report of management and the Board of Directors for the year ended December 31, 2019.

o    Reviewed and discussed with management and the external auditors the 2019 Annual Information Form, Management’s Discussion and Analysis contained in the 2019 Annual Report, the audited consolidated financial statements for the year ended December 31, 2019 and the news release pertaining to the year-end 2019 and fourth quarter 2019 financial results, recommended approval of such documents to the Board of Directors for filing with the Canadian securities regulators and recommended approval of the Form 40-F to the Board of Directors for filing with the U.S. Securities and Exchange Commission.

o    Recommended to the Board of Directors the reappointment of KPMG as the Corporation’s external auditors for 2020 and that the Shareholders be asked to reappoint KPMG as the Corporation’s external auditors for 2020.

Report Presented By:	William Shurniak, Chair Stephen E. Bradley Martin J. G. Glynn Frederick S. H. Ma George C. Magnus Colin S. Russel Wayne E. Shaw

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Compensation Committee Report

Details of the report of the Compensation Committee for 2019 are set out below.

Membership	The Board of Directors appointed the current members of the Compensation Committee on April 25, 2019 and reappointed Canning K. N. Fok to be the Chair of the Committee. The Compensation Committee has four members, including the Chair, and two of the members are independent directors and the other two members are independent of management.
Mandate	A copy of the Compensation Committee Mandate is posted on the Corporation’s website at www.huskyenergy.com.
Meetings - 2019

The Compensation Committee held one meeting in 2019 and, among other matters:

o    Reviewed and approved the 2019 compensation budget and Compensation Program.

o    Reviewed and discussed with the President & Chief Executive Officer his recommendations for the 2018 bonuses and the 2019 compensation for the Corporation’s executive officers, and approved after consideration of those recommendations the 2018 bonuses and the 2019 compensation for the executive officers.

o    Reviewed and approved the Corporation’s annual Long Term Incentive Plan Allocation Guidelines, which include time-vested stock options and a performance-based program.

o    Reviewed and approved the executive compensation disclosure in the 2019 Management Information Circular.

o    Without the President & Chief Executive Officer present, reviewed and approved the Corporation’s and the President & Chief Executive Officer’s objectives for 2019 and determined the 2018 bonus and 2019 compensation for the President & Chief Executive Officer.

o    Reviewed the Corporation’s succession planning for executive management.

o    Reviewed and discussed risk mitigation in relation to the Corporation’s executive compensation program.

Meetings - First Quarter 2020

The Compensation Committee held one meeting in the first quarter of 2020 and, among other matters:

o    Reviewed the 2020 compensation budget and Compensation Program.

o    Reviewed and discussed with the President & Chief Executive Officer his recommendations for the 2019 bonuses and the 2020 compensation for the Corporation’s executive officers, and approved after consideration of those recommendations the 2019 bonuses and the 2020 compensation for the executive officers.

o    Reviewed and approved the Corporation’s annual Long Term Incentive Plan Allocation Guidelines, which include time-vested stock options and a performance-based program.

o    Reviewed and approved the executive compensation disclosure in this Circular.

o    Without the President & Chief Executive Officer present, reviewed and approved the Corporation’s and the President & Chief Executive Officer’s objectives for 2020 and determined the 2019 bonus and 2020 compensation for the President & Chief Executive Officer.

o    Reviewed and discussed risk mitigation in relation to the Corporation’s executive compensation program.

Report Presented By:	Canning K. N. Fok, Chair Martin J. G. Glynn Eva L. Kwok Frank J. Sixt

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Corporate Governance Committee Report

Details of the report of the Corporate Governance Committee for 2019 are set out below.

Membership	The Board of Directors appointed the current members of the Corporate Governance Committee on April 25, 2019 and reappointed Martin J. G. Glynn to be the Chair of the Committee. The Corporate Governance Committee has four members, including the Chair, and each member is an independent director.
Mandate	A copy of the Corporate Governance Committee Mandate is posted on the Corporation’s website at www.huskyenergy.com.
Meetings - 2019

The Corporate Governance Committee held three meetings in 2019 and, among other matters:

o    Reviewed and agreed upon 2019 priorities for the Committee.

o    Reviewed the membership of the Board Committees and the current Committee Chairs.

o    Reviewed and approved the 2019 Management Information Circular (other than Executive Compensation which is reviewed and approved by the Compensation Committee), including the disclosure of Corporate Governance Practices and the disclosure regarding director independence.

o    Received and discussed reports on the Corporation’s investor relations initiatives.

o    Received updates on related party transactions at each of its meetings.

o    Received and discussed updates on the Director Education Program.

o    Received updates on the Corporation’s compliance program.

o    Reviewed director and Committee compensation and recommended to the Board of Directors for approval the current compensation program.

o    Reviewed the results of the 2019 Director Assessment Surveys.

o    Reviewed and considered amendments to the mandates of the Board of Directors and the Board Committees, including roles and responsibilities in respect of environmental, social and governance matters, including climate change.

o    Reviewed the Director Skills Matrix, Board Diversity Policy and Board Majority Voting Policy.

o    Received at each meeting an overview of recent legal and regulatory developments in both Canada and the U.S. regarding corporate governance.

o    Reviewed and recommended to the Board of Directors for approval amendments to the Corporation’s Code of Business Conduct.

o    Received an update on the Corporation’s various diversity and inclusion programs and initiatives.

o    Reviewed the agenda items for the meetings of the Board of Directors and Board Committees to be held in 2020.

Meetings - First Quarter 2020

The Corporate Governance Committee held one meeting in the first quarter of 2020 and, among other matters:

o    Reviewed and recommended to the Board of Directors the approval of this Circular (other than Executive Compensation which is reviewed and approved by the Compensation Committee).

o    Reviewed and discussed the oversight of the Corporation’s environmental, social and governance strategy.

o    Reviewed Board of Directors and Board Committee mandates, including roles and responsibilities in respect of environmental, social and governance matters, including climate change.

o    Reviewed and provided input on the proposed Amended and Restated By-Law No. 1.

o    Reviewed and approved the 2020 priorities of the Committee.

Report Presented By:	Martin J. G. Glynn, Chair Stephen E. Bradley Eva L. Kwok Wayne E. Shaw

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Health, Safety and Environment Committee Report

Details of the report of the Health, Safety and Environment Committee for 2019 are set out below.

Membership	The Board of Directors appointed the current members of the Health, Safety and Environment Committee on April 25, 2019 and appointed Colin S. Russel as the Chair of the Committee. The Health, Safety and Environment Committee has six members, including the Chair. Five members are independent directors and the other member is independent of management.
Mandate	A copy of the Health, Safety and Environment Committee Mandate is posted on the Corporation’s website at www.huskyenergy.com.
Meetings - 2019

The Health, Safety and Environment Committee held two meetings in 2019 and, among other matters:

o    Received and discussed the Corporation’s Operational Integrity Scorecard.

o    Received an update on the Corporation’s pipeline integrity program.

o    Received an update on the Corporation’s Safety Case Program.

o    Reviewed the results of the Corporation’s safety and engagement survey.

o    Received and discussed updates of serious incidents and investigations in respect of the Corporation’s operations.

o    Received and discussed updates on Tier 1/Tier 2 process safety events.

o    Received and discussed updates on environmental, social and governance disclosure.

o    Received updates on air emissions and carbon regulations.

o    Received updates on the Corporation’s environmental audit programs.

o    Reviewed the Corporation’s asset retirement program.

o    Received updates on the Corporation’s corporate security programs.

o    Reviewed and discussed the Corporation’s new safety vision for the Corporation, with a view to being a top-quartile performer in process and occupational safety by the end of 2022.

o    Reviewed and discussed the Corporation’s new Safety, Operational Integrity and Environment organization structure led by Peter Rosenthal, Senior Vice President, Safety, Operations Integrity & Environment.

o    Reviewed and discussed the Corporation’s new and strengthened Husky Operational Integrity Management System (HOIMS), and related safety performance matters.

o    Reviewed and discussed the further incorporation of High Reliability Organization (HRO) principles as part of the Corporation’s safety culture.

o    Reviewed various environmental initiatives of the Corporation (to allow the Corporation to better manage its business and performance).

o    Reviewed further and discussed the Atlantic iceberg incident, the North Saskatchewan River oil spill and the Superior Refinery incident, including various related matters arising from such incidents.

Report Presented By:	Colin S. Russel, Chair Asim Ghosh Stanley T. L. Kwok Frederick S. H. Ma Neil D. McGee Wayne E. Shaw

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Corporate Governance Practices

The Board of Directors recognizes that good corporate governance is of fundamental importance to the success of the Corporation. The Corporation’s governance practices are the responsibility of the Board of Directors but the Board of Directors has delegated some of its responsibilities to develop and monitor the Corporation’s governance practices to the Corporate Governance Committee. The Board of Directors has developed corporate governance policies and procedures, which are monitored and reviewed on a continuous basis by the Corporate Governance Committee.

National Instrument 58-101 Disclosure of Corporate Governance Practices (NI 58-101), National Policy 58-201 Corporate Governance Guidelines (NP 58-201) and National Instrument 52-110 Audit Committees (NI 52-110) set out the rules and best practices regarding corporate governance and rules relating to audit committees, respectively. The Board of Directors and the Corporate Governance Committee have determined that the Corporation’s governance practices are generally aligned with the practices and guidelines set out in NI 58-101 and NP 58-201.

Board of Directors

NP 58-201 provides that a board of directors should have a majority of independent directors. NI 52-110 provides that an “independent director” is one who has no direct or indirect material relationship with the issuer. A “material relationship” is a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board of Directors, with the assistance of the Corporate Governance Committee and counsel to the Corporation, is responsible for determining whether or not each director is “independent”. To carry out this determination, all relationships with the Corporation and its subsidiaries and affiliates are reviewed. To assist the Board of Directors in its determination, each director completes a detailed questionnaire which includes disclosure of any material interest and business relationships with the Corporation and its subsidiaries and affiliates, and his or her shareholdings in the Corporation.

Each of Stephen E. Bradley, Asim Ghosh, Martin J. G. Glynn, Eva L. Kwok, Stanley T. L. Kwok, Frederick S. H. Ma, George C. Magnus, Colin S. Russel, Wayne E. Shaw and William Shurniak are independent, being 10 of the 16 proposed nominees for election to the Board of Directors. Mr. Ghosh was previously considered not to be independent but as three years have elapsed since Mr. Ghosh retired as President & Chief Executive Officer of the Corporation he is now considered to be independent under NI 58-101.

Victor T. K. Li, Canning K. N. Fok, Poh Chan Koh, Neil D. McGee and Frank J. Sixt are not independent within the meaning of NI 58-101 because each of them is either an executive officer of a major Shareholder or an executive officer of an affiliate of a major Shareholder. Robert J. Peabody is not independent under NI 58-101 as he is President & Chief Executive Officer of the Corporation.

The other directorships which certain of the Corporation’s directors hold in other reporting issuers, or the equivalent in foreign jurisdictions, are set out in their respective biographies under “Director Nominees – Nominee Profiles”. The Corporate Governance Committee recognizes the extensive qualifications and valuable experience of these individuals, as well as the time and diligence that they devote to their duties and responsibilities on the Board of Directors.  The Co-Chairs and the Corporate Governance Committee have determined that the other current board memberships will not negatively affect the commitments or contributions of these individuals to the Board of Directors.

During each of the regularly scheduled Board of Directors and Board Committee meetings held during 2019, a portion of the meeting was held without management present. Although five of the six non-independent directors are not independent under NP 58-201 because, as described above, each of them is either an executive officer of a major Shareholder or an executive officer of an affiliate of a major Shareholder, the Board of Directors is of the view that those directors exercise independent judgment in the Corporation’s best interests in the same way as the independent directors do. Accordingly, the in camera sessions of the non-management directors are a forum for open and candid discussions. In addition, the independent directors met without management and the non-independent directors being present during each regularly scheduled Board of Directors meeting in 2019.

The Board of Directors has appointed Co-Chairs of the Board of Directors, each of whom is not independent under NP 58-201 as each is an executive officer of affiliates of a major Shareholder. Although not independent under NP 58-201, the Board of Directors is of the view that the Co-Chairs exercise independent judgment in the Corporation’s best interests in the same way as the independent directors do. In addition, William Shurniak, an independent director, is Deputy Chairman.

Similarly, the Board of Directors has not appointed a lead director. The roles of the Co-Chairs of the Board of Directors and the Chief Executive Officer are separated. In addition, the Board of Directors has a Corporate Governance Committee which consists of four independent directors. The Corporate Governance Committee has a broad mandate, and has a strong role in governance matters, including the review of related party transactions within previously established guidelines. It also reviews the agenda items for meetings of the Board of Directors to be held during the ensuing year, reviews concerns raised by the independent directors and oversees the implementation of any approved course of action arising out of such review.

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The principal responsibilities of the Co-Chairs include the oversight of the Board of Directors’ effectiveness and efficiency, the general management of the Board of Directors and its processes, the maintenance of the Board of Directors’ independence from management and the general administration of the Board of Directors’ relationship with the President & Chief Executive Officer and the other executive officers of the Corporation.

The Co-Chairs communicate regularly with members of the Board of Directors and provide feedback to the President & Chief Executive Officer on behalf of the Board of Directors and/or individual directors. In addition, the Co-Chairs work with the Corporate Governance Committee, the President & Chief Executive Officer and the Senior Vice President, General Counsel & Secretary in setting Board of Directors meeting schedules and agendas.

The attendance records of the directors for all Board of Directors and Board Committee meetings are disclosed under “Director Nominees – Nominee Profiles”.

Board of Directors Mandate

The Board of Directors Mandate, setting out its duties and responsibilities, is attached to this Circular as Appendix “A”. The Board of Directors, as a whole, regularly reviews its mandate.

The Board of Directors is responsible for the annual review and approval of the Corporation’s strategic plan. The Board of Directors discusses and reviews with management all materials relating to the strategic plan and receives from management updates on the strategic plan throughout the year. Management is required to seek the Board of Directors’ approval for any transaction that would have a significant impact on the Corporation’s strategic plan. In addition, the Board of Directors holds an annual session on strategic planning in November of each year. Key objectives of the strategic plan, as well as quantifiable operating and financial targets, and systems for the identification, monitoring and mitigation of principal business risks, are incorporated into the annual strategy review. In November 2019, the Board of Directors considered the following:

•	a comparison of the Corporation’s actual performance to its target ranges on previously set financial, operational and health, safety and environment key performance metrics;
•	a performance update on key strategic objectives related to the Corporation’s two main areas of focus, the Integrated Corridor and Offshore;
•	the current and expected business environment in the oil and gas industry;
•	the 2020 Budget and 2020-2024 Long Range Plan developed by management; and
•	a critical risk review of the Corporation’s identified critical risks, and a discussion of emerging risks related to the Corporation and its operations.

As part of the Board of Directors’ stewardship responsibility, it oversees the identification of the principal risks of the Corporation and the implementation of appropriate systems to identify and manage such risks. The Audit Committee, Corporate Governance Committee, Compensation Committee and Health, Safety and Environment Committee report to the Board of Directors on their respective areas of oversight.

The Corporation's Corporate Risk Management group developed an Enterprise Risk Management (ERM) framework and policy that was endorsed in 2012 by management. ERM enables management to identify and assess hazards and risks and ensure that appropriate risk mitigation procedures are in place. The Corporation has adopted ERM to support decision-making with a comprehensive identification and assessment of hazards and risks that could impact the health and safety of people, property and the environment and the Corporation's finances and reputation. The ERM framework and policy set a consistent risk assessment and reporting process across the Corporation. The Corporate Risk Management group conducts, at a minimum, annual reviews of the Corporation's risks and mitigation activities. With ERM, the Corporation is able to provide greater certainty that risks are well managed. In 2019, the Audit Committee received an ERM update four times during the year, and the Board of Directors received an ERM update two times during the year.

As part of the Audit Committee’s risk oversight role, it discusses with management, on a regular basis, the identification, management and mitigation of major financial risk exposures across the Corporation. In addition, the Audit Committee oversees the Corporation’s risk management framework and related processes.

As part of the Health, Safety and Environment Committee's risk oversight role, it receives updates from the Corporation's Process and Occupational Safety group on HOIMS, which creates a framework for identifying hazards and establishing processes to eliminate, mitigate or control them. Consisting of 15 elements, HOIMS establishes procedures that reinforce process and occupational safety. The management system drives reliability and operational integrity, resulting in the protection of people, the environment and assets. HOIMS is the foundation of Husky's approach to safety.

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As part of the Compensation Committee’s risk oversight role, it reviews the Compensation Program to ensure an adequate level of risk mitigation is maintained. For further details, see the discussion under “Executive Compensation – Compensation Discussion and Analysis – Risk Mitigation in Compensation Program”.

For a detailed explanation of the major risks applicable to the Corporation, see the Corporation’s 2019 Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2019.

Position Descriptions

The Board of Directors has adopted written duties and responsibilities (Duties and Responsibilities) for the Co-Chairs of the Board of Directors and the Chair of each Board Committee. The Duties and Responsibilities provide that the Co-Chairs act as chief administrative officers of the Board of Directors and have the responsibilities described under “Corporate Governance Practices – Board of Directors”.

The Duties and Responsibilities of the Co-Chairs of the Board of Directors and the Chair of each Board Committee are reviewed regularly by the Corporate Governance Committee.

The Duties and Responsibilities of the Chair of each Board Committee provide that the Chair is responsible for ensuring that the written mandate of the Committee for which he or she serves as Chair is adhered to and that the objectives of each Committee are achieved.

Copies of the Duties and Responsibilities of the Co-Chairs and the Chair of each Board Committee can be found on the Corporation’s website at www.huskyenergy.com.

The Board of Directors has adopted Duties and Responsibilities for the President & Chief Executive Officer pursuant to which the Board of Directors has delegated to the President & Chief Executive Officer the authority to manage and supervise the business of the Corporation, including the making of all decisions regarding the Corporation’s operations that are not specifically reserved to the Board of Directors under the Board of Directors Mandate. The President & Chief Executive Officer is responsible for meeting the annual corporate objectives of the Corporation, which are consistent with the Corporation’s overall strategic plan and budget. The Board of Directors has also approved the President & Chief Executive Officer’s specific discretionary authority.

The Duties and Responsibilities of the President & Chief Executive Officer are reviewed annually by the Corporate Governance Committee.

A copy of the Duties and Responsibilities of the President & Chief Executive Officer can be found on the Corporation’s website at www.huskyenergy.com.

Orientation and Continuing Education of Directors

The Corporation has established and maintains an orientation program for new directors which includes briefings with management, copies of current statutory and operational reports and, if desired, site visits to corporate facilities. New directors are provided with substantial reference material pertaining to the Corporation, its strategic focus, financial and operating history, corporate governance practices and corporate vision, the roles, duties and responsibilities of the Board of Directors, the Board Committees and individual directors and other background information. In addition, all directors have access to an electronic Directors Handbook containing, among other things, the Board of Directors Mandate, the articles and by-laws of the Corporation, an organization chart of the Corporation and its subsidiaries, materials related to the oil and gas industry and the Corporation’s activities, a strategic plan, a list of Committees and Committee Mandates and various corporate policies.

Information sessions for all directors are held regularly on topics relating to significant aspects of the Corporation’s business and operations, including the legal, regulatory and industry requirements and environment in which the Corporation operates. The Corporate Governance Committee reviews information on governance and legal topics that may be of interest to directors and, if appropriate, invites external experts to make presentations to the Board of Directors on specified subjects. In addition, to foster the Board of Directors’ continuing familiarity with corporate matters on an ongoing basis, senior officers of the Corporation attend portions of Board of Directors meetings to report on their respective business activities. Specific management presentations and updates during 2019 included:

•	monthly operational and financial updates;
•	quarterly presentations of financial information and operations;
•	the Downstream business segment of the Integrated Corridor;
•	cybersecurity;
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•	environmental, social and governance developments, including climate change;
•	Canadian perceptions and trends in energy; and
•	a process and occupational safety update.

The Corporation also held an Investor Day presentation and a Health, Safety & Environment Summit in 2019, which some of the directors attended.

Ethical Business Conduct

The Corporation has a Code of Business Conduct (the Code) that is applicable to all directors, officers and employees of the Corporation and its subsidiaries. A copy of the Code can be found on the Corporation’s website at www.huskyenergy.com and on the SEDAR website at www.sedar.com. Pursuant to the Code, among other things, management is expected to manage the Corporation (and the Board of Directors is expected to oversee management) in a manner that enhances Shareholder value, consistent with the highest level of integrity and with the law.

The Corporation also has an Ethics Help Line, a reporting mechanism that provides an avenue for employees and external stakeholders to anonymously report potential breaches of the Code. Reports may be filed in two ways: by calling a toll-free telephone number and through an online web-based reporting system. Reports deemed to require investigation will be investigated by the Ethics Help Line sponsors, who are representatives from the Corporation’s Legal, Corporate Security, Human Resources, Health, Safety and Environment, and Internal Audit groups.

The Board of Directors, through the Audit Committee, monitors compliance with the Code by reviewing with management, internal audit and the external auditors the methods used to establish and monitor the Corporation’s policies with respect to unethical or illegal activities by the Corporation’s employees that may have a material impact on the financial statements or other reporting of the Corporation. The Audit Committee is responsible, if required, for granting compliance waivers to directors and officers. No such waivers were requested by or granted to any directors or officers in 2019.

As part of its mandate, the Corporate Governance Committee reviews related party transactions within previously established guidelines. Related party transactions below an established monetary threshold do not require pre-approval, but are reported on annually to the Corporate Governance Committee. Related party transactions above this threshold require approval of the Corporate Governance Committee before proceeding. The Corporate Governance Committee reviews such transactions to ensure they reflect market practice and commercial arm’s length terms, and are in the best interests of the Corporation. The Corporate Governance Committee has the ability to, and has exercised its ability to, retain independent counsel to advise on, and independent advisors to provide fairness opinions on, proposed related party transactions. Any recommendations or advice pertaining to a specific matter is then communicated to the Co-Chairs and the Board of Directors. For those related party transactions of an ongoing nature, management provides an update at every Corporate Governance Committee meeting. If deemed necessary and appropriate, the Board of Directors will form an independent committee to consider a proposed related party transaction and the Corporate Governance Committee will have no involvement in the review process.

The Board of Directors’ responsibilities are governed by (i) the Business Corporations Act (Alberta), (ii) the Corporation’s articles and by-laws, (iii) the Board of Directors Mandate, (iv) the Code, (v) the Corporation’s Company Communications Disclosure and Insider Trading/Reporting Policy, (vii) the mandate of each of the Board Committees and (viii) other corporate policies and applicable laws.

The Corporation’s Company Communications Disclosure and Insider Trading/Reporting Policy governs the conduct of all directors, officers and employees pertaining to the disclosure of material information about the business and affairs of the Corporation and the trading of the Corporation’s securities.

Information regarding the Ethics Help Line and a copy of the Company Communications Disclosure and Insider Trading/Reporting Policy can be found on the Corporation’s website at www.huskyenergy.com.

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Nomination of Directors

The Board of Directors has constituted a Corporate Governance Committee which is responsible for periodically reviewing the composition and the criteria regarding the composition of the Board of Directors and the Board Committees. New nominees to the Board of Directors are reviewed by the Corporate Governance Committee in consultation with the Co-Chairs and, thereafter, are presented to the full Board of Directors for approval. As part of this process, the Corporate Governance Committee consults with the Co-Chairs and has available a skills matrix based on broad criteria regarding qualifications of candidates for Board of Directors membership, such as background, business, board and international experience and technical skills (financial, legal, human resources and executive compensation), as well as the Board Diversity Policy, which assists in effectively selecting directors with competencies that best meet the needs of the Board of Directors at any point in time.

A copy of the mandate of the Corporate Governance Committee describing the director nomination process can be found on the Corporation’s website at www.huskyenergy.com.

The Board of Directors does not have a separate nominating committee, as this function is performed by the Corporate Governance Committee in consultation with the Co-Chairs. All of the members of the Corporate Governance Committee are independent directors.

Compensation

For a discussion of the determination of compensation for the Corporation’s officers and directors and for the Compensation Committee, see “Director Compensation” and “Executive Compensation”.

Other Board Committees

In addition to the Audit Committee, the Compensation Committee and the Corporate Governance Committee, the Corporation has a Health, Safety and Environment Committee.

The mandate of the Health, Safety and Environment Committee is to:

1.	review, on a periodic basis, the Corporation’s health, safety and environment (HS&E) policy, management systems and programs and any significant policy contraventions;
2.	review, on a periodic basis, the Corporation’s HS&E audit program and significant findings resulting from the program;
3.	review, on a periodic basis, compliance with governmental orders, conduct of litigation and other proceedings relating to HS&E matters;
4.	review, on a periodic basis, actions and initiatives undertaken to mitigate HS&E risk and/or HS&E matters having the potential to affect the Corporation’s activities, plans, strategies or reputation; in addition, the Committee oversees the Corporation’s risk management framework and related processes in relation to HS&E matters;
5.	conduct a periodic review of the Corporation’s environmental remediation program;
6.	monitor, on a periodic basis, the relationship with regulatory authorities and others outside the Corporation (including joint venture partners, neighbouring property owners, stakeholders and Shareholders) on HS&E issues;
7.	act in an advisory capacity to the Board of Directors;
8.	carry out such other responsibilities as the Board of Directors may, from time to time, set forth; and
9.	advise and report to the Co-Chairs of the Board of Directors and the Board of Directors, relative to the duties and responsibilities set out above, from time to time, in such detail as is responsibly appropriate.

For further information concerning the Corporation’s community engagement and environmental initiatives, please refer to the Corporation’s ESG Report for 2019, available on the Corporation’s website at www.huskyenergy.com.

The members of each Board Committee and their attendance records at Board Committee meetings are disclosed in their respective biographies under “Director Nominees – Nominee Profiles”.

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Assessments

The assessment of the effectiveness of the Board of Directors is conducted through the completion of annual surveys by all of the directors and an informal process of engagement and dialogue, from time to time, between the Co-Chairs and the individual directors. The responses to the annual assessment surveys are reviewed by the Corporate Governance Committee.

An informal process of assessing the performance of Board Committees and individual directors is conducted by way of engagement and dialogue between the Co-Chairs, the Board Committee Chairs and individual directors.

Director Term Limits

The Corporation has not implemented a policy mandating term limits for directors, and the Board of Directors believes this is in the best interest of the Corporation. The Corporation values the comprehensive knowledge of the Corporation and its operations that long-serving directors possess and the contribution that this makes to the Board of Directors as a whole. Tenure will be determined on the basis of contribution and continued evidence of the exercise of independent judgment.

Board Diversity Policy and Husky Diversity and Respectful Workplace Policy

The Corporation has adopted a Board Diversity Policy, which establishes the approach the Board of Directors takes to diversity when considering its composition. Board of Directors diversity is considered to be made up of a number of sources, including but not limited to gender, age, race, cultural and educational background, professional experience, skills, knowledge and industry experience. These differences will be considered in determining the optimum composition of the Board of Directors and are balanced appropriately. While diversity is a key critical consideration, all Board of Directors appointments are made on merit, in the context of skills, experience, independence and knowledge which the Board of Directors as a whole requires to be effective.

The Corporate Governance Committee, in coordination with the Co-Chairs of the Board of Directors, reviews and assesses Board of Directors composition and recommends the appointment of new directors. The Corporate Governance Committee reviews the Board Diversity Policy annually to ensure its effectiveness and, as required, will recommend any revisions to the Board of Directors for approval.

The Corporation has not adopted to date a target regarding women on the Board of Directors. The focus is on attracting the competencies that best meet the needs of the Board of Directors at any point in time. This focus, however, always considers the principles set out in the Board Diversity Policy. In reviewing Board of Directors composition, the Corporate Governance Committee, in conjunction with the Co-Chairs, considers all aspects of diversity, including but not limited to gender. The Board Diversity Policy is currently under review and reassessment.

Currently, two out of the 16 (12.5%) members of the Board of Directors are women.

The Corporation has a Diversity & Respectful Workplace Policy, which applies to all Husky employees and contractors. This policy has as a guiding principle fair representation of women at all levels of the organization. This principle informs executive officer appointments.

The Corporation has not adopted a target regarding women in executive officer positions. The focus is on attracting the competencies that best meet the needs of the Corporation at any point in time, while considering and honouring the guiding principle of fair representation of women at all levels of the organization as set out in the Corporation’s Diversity & Respectful Workplace Policy. The Corporation considers and reflects upon the various factors that inform this matter and takes the approach of continually striving to improve through the creation and implementation of policies and the fostering of a culture that is encouraging and accepting of diversity, rather than setting targets.

Currently, three out of the 17 (17.64%) executive officers of the Corporation are women.

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Executive Compensation

Compensation Discussion and Analysis

The Compensation Committee is appointed by the Board of Directors to oversee the development of the Corporation’s executive compensation program (the Compensation Program) and ensure it is aligned with the delivery of Shareholder value. Among its responsibilities, the Compensation Committee reviews and approves the President & Chief Executive Officer’s compensation recommendations for the executive officers of the Corporation and also reviews and monitors the design and competitiveness of major new compensation programs for the Corporation and its operating subsidiaries. See “Executive Compensation – Compensation Committee Mandate”.

All members of the Compensation Committee have the skills and experience to fulfill their responsibilities and to make decisions on the suitability of the Corporation’s compensation policies and practices. They have developed skills and experience in making executive compensation decisions through leadership positions within large organizations and through serving on compensation committees of other large publicly traded companies. Their collective experience in handling executive compensation matters is broad in nature and includes experience within a diverse range of industries.

Performance in 2019

The Compensation Committee’s decisions are based on the achievement of specific corporate and individual performance-related objectives. The Corporation’s strategic objectives include:

•	to rapidly move towards achieving top-quartile process and occupational safety performance;
•	to formulate and execute a corporate strategy which maintains a strong balance sheet, while preserving the Corporation’s growth opportunities;
•	to continue to strengthen the core Integrated Corridor and Offshore businesses by lowering average production and throughput costs while expanding margin capture;
•	to ensure strict financial discipline aimed at maintaining a strong balance sheet;
•	to create Shareholder value through responsible and sustainable growth;
•	to ensure a robust management succession plan is in place; and
•	to identify significant risks to the Corporation’s businesses and ensure mitigation strategies are established.

In 2019, Husky’s overall performance was highlighted by active portfolio management, including the sale of non-core assets and progressive investments to improve Husky’s cost structure, and the safety performance achievements described below. This performance provides for greater stability in funds from operations and a pathway to increased free cash flow generation in 2021 as Husky executes its five-year plan. Husky’s 2019 production volumes were in-line with guidance and its capital expenditures were at the low end of guidance, demonstrating strong capital discipline. Strong financial and operating results were delivered by the Asia Pacific, Heavy Oil & Oil Sands, and Canadian Downstream businesses.

Husky’s operating results were negatively impacted by several factors, including unplanned maintenance at the Toledo Refinery, an extended shutdown of the Lima Refinery to tie in the crude oil flexibility project, and regulatory delays in returning the Atlantic region to full production. In 2019, Husky recognized asset impairment and other charges of $2.3 billion (after tax) largely related to long-term commodity price assumptions and reductions in Husky’s long-term capital expenditure plans.

In Husky’s Offshore business, construction was advanced at the Liuhua 29-1 natural gas field in China and at the West White Rose Project in Newfoundland and Labrador. Both of these projects are progressing in-line with the plans outlined at Husky’s 2019 Investor Day and are expected to contribute to free cash flow when they commence production in 2020 and around the end of 2022, respectively.

In the Integrated Corridor, the Dee Valley thermal project was delivered under budget and four months ahead of schedule. Two additional thermal projects remain on schedule for first production in 2020 and a third for first production in 2021. At the end of the year, the Lima Refinery crude oil flexibility project was being brought on stream, and heavy oil processing capacity increased from 10,000 to 40,000 barrels per day.

Husky’s drive to become a top-quartile process safety performer was accelerated in 2019 through initiatives to prioritize process safety, operational integrity, maintenance and reliability, as well as to more clearly specify technical and operational requirements throughout the organization while supporting a culture of continuous improvement. In recognizing safety’s

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importance to Shareholders, stakeholders, executives and employees, Husky and the Compensation Committee continue to directly link safety results to Husky’s overall compensation program. In 2019, no major safety incidents were recorded, the total recordable incident rate for 2019 was 0.48 compared to a target of no more than 0.60, the lost-time injury rate improved by 55% over the previous year and the number of Tier 1 process safety events decreased by more than 50% over the previous year.

Husky’s net debt (see “Advisories – Non-GAAP Measures”), which was higher than forecast at the end of 2019, reflected the delayed timing of receipt of proceeds from asset dispositions and lower funds from operations.

In 2019, Husky continued to appoint new executives from the internal candidate pool, appointing a new Senior Vice President, Atlantic Region.

All of the factors and results discussed above assist in the evaluation of individual performance and impact compensation decisions for the year, as they form the basis for the calculation of the corporate multiplier applied to the short-term incentive program. Paying for performance forms the basis for the Corporation’s compensation objectives and philosophy.

Compensation Objectives and Philosophy

The Compensation Program is intended to attract, motivate, reward and retain the management talent needed to achieve the Corporation’s business objectives and create long-term value for Shareholders. It consists of base salary, short-term incentives (annual bonuses) and long-term incentives (performance share units (PSUs) and stock options). Based on a pay-for-performance philosophy, it rewards executive officers on the basis of individual performance and achievement of corporate objectives.

The Board of Directors, with the President & Chief Executive Officer, have developed a long term strategic plan for the Corporation. From the long-term plan annual corporate milestones are established and individual performance contracts for each executive officer are set, all with the objective of achieving the long term strategic plan.

Base salary and short-term incentives primarily reward executive officers for delivering results on annual milestones, and are important to incentivize executive officers to work towards the common goals of the Corporation and the Shareholders. However, the Compensation Program is designed to contain significant pay at risk, with base salary comprising less than 35% of the target total compensation. The Compensation Program is intentionally more heavily weighted towards performance based elements of compensation.

Long-term incentive awards focus executive officers to make decisions that not only achieve annual milestones, but also continue to deliver results over the longer term. The long-term incentive program is weighted 80% to a Performance Share Unit Plan (the PSU Plan) that only vests with the achievement of corporate measures, including relative total shareholder return (TSR) against a pre-defined peer group. The remaining 20% of the long-term incentive award is provided in stock options. Stock options only provide value to executive officers with share price appreciation. If the share price appreciates, Shareholders see more value and the compensation of the executive officers increases accordingly. Without share price appreciation executive officers will receive less compensation through their long-term incentive plans, thus reinforcing the Corporation’s pay-for-performance philosophy. The Corporation has elected not to use restricted share units, which carry no performance condition, in order to ensure better alignment with shareholders.

Risk Mitigation

The Compensation Program is designed to provide executive officers incentives for the achievement of near-term and long-term objectives, without motivating them to take unnecessary risk. As part of its review and discussion of the Compensation Program, the Compensation Committee noted the following facts:

•	all the directors, including the members of the Compensation Committee, are regularly apprised of the Corporation’s financial and operating performance throughout the year and the risk characteristics of corporate decisions;
•	executive compensation is tied to the overall results of the Corporation, both financial and operational, with consideration given to personal performance as it relates to the bonus award;
•	the annual incentive program features capped payouts so as not to encourage excessive risk taking;
•	there is an effective balance, in each case, between cash and equity mix, near-term and long-term focus, corporate and individual performance, and financial and non-financial performance;
•	the Corporation’s approach to performance evaluation and compensation provides greater rewards to an executive officer achieving both short-term and long-term agreed upon objectives;
•	an Anti-Hedging Policy has been adopted (see “Executive Compensation – Executive Equity Compensation Anti-Hedging Policy”);
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•	a Clawback Policy has been adopted (see “Executive Compensation – Clawback Policy”); and
•	a Share Ownership Guideline Policy was implemented effective January 2019 (see “Executive Compensation – Share Ownership Guideline Policy”).

Compensation Governance

Succession Planning

The Compensation Committee is entrusted with the responsibility of overseeing the Corporation’s succession planning for senior executive officer roles. As part of this process the Compensation Committee reviews, at least annually, the succession plan for the Corporation’s senior executive officers. This involves a review of the positions and an evaluation of the qualifications and experience needed to fill these roles. In some instances, internal candidates are identified and evaluated to determine their strengths and areas in need of development. The Compensation Committee reports annually to the Board of Directors on the effectiveness of the succession planning processes.

Compensation Process

The President & Chief Executive Officer recommends to the Compensation Committee the individual compensation packages for the executive officers. The Compensation Committee takes these recommendations into consideration when making final decisions on compensation for those executive officers. Compensation decisions regarding the President & Chief Executive Officer are made entirely by the Compensation Committee and are based primarily on the achievement of individual and corporate goals and objectives including long-term strategic objectives.

The Corporation participates in annual executive compensation surveys (the Surveys) conducted by Willis Towers Watson. The Surveys look at base salaries and other short-term and long-term incentive programs in effect at the Corporation’s peer companies in Canada and are used, along with the disclosure in such peer companies’ annual management information circulars, as a reference by the Compensation Committee to assess the competitiveness of the Compensation Program. In the case of executive officers, compensation has been targeted at the 50th percentile of the remuneration paid to executive officers who operate in similar business environments and whose positions are of similar capacity, scope and complexity.

The Compensation Committee reviews the list of the Corporation’s peer companies to ensure their continued appropriateness. The peer group for 2019 was:

Barrick Gold Corporation	Enbridge Inc.	Suncor Energy Inc.
Canadian Natural Resources Limited	Encana Corporation	Teck Resources Limited
Cenovus Energy Inc.	Nutrien Ltd.	TC Energy Corporation

In choosing the peer companies, the Compensation Committee selects: (i) commodity-cyclical, resource-based companies with integrated operations; (ii) similarly-sized (as measured by annual revenue) energy companies headquartered in Canada; and (iii) similarly-sized (as measured by assets) capital-intensive companies operating in Canada. The Compensation Committee believes these metrics are appropriate for determining peers because they provide a reasonable point of reference for comparing executive officers with similar positions and responsibilities as well as representing a source of competition for executive talent.

The Corporation retains Willis Towers Watson to provide specific analysis on executive compensation in respect of the competitiveness of the Corporation’s compensation practices. The Compensation Committee considers this analysis in making its decisions on all elements of compensation for executive officers.

Executive Compensation External Consultant Fees

The Corporation continued its engagement of Willis Towers Watson to assist in determining the 2019 compensation for the Corporation’s directors and executive officers. Willis Towers Watson, which has been retained by the Corporation since at least 2007, has protocols in place to ensure that it is in a position to provide independent advice. While the Compensation Committee considers the information provided by Willis Towers Watson in making its decisions on all elements of compensation for the Corporation’s executive officers, the Compensation Committee remains wholly responsible for its own decisions, which may reflect other considerations.

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The following table provides information about the fees billed to the Corporation for services rendered by Willis Towers Watson during the financial years indicated.

	2019	2018
Executive Compensation-Related Fees	$178,848	$241,179

Executive Compensation-Related Fees consist of fees for services related to determining compensation for any of the Corporation’s directors and executive officers. All other fees paid to Willis Towers Watson were $2,184,632 in 2019 and $1,974,454 in 2018 for services related to the review of the Corporation’s long-term incentive plans, the compilation of compensation market data, comparator peer group development, administrative and actuarial services related to the Corporation’s pension and benefits plans, corporate risk and broking services and other general management consulting services.

Elements of Compensation

Base Salary

The base salary of each of the Corporation’s executive officers is determined by the Compensation Committee based on the level of responsibility and the experience of the individual, the relative importance of the position to the Corporation and the performance of the individual over time. The Compensation Committee believes that a competitive base salary for all employees of the Corporation is a key factor in achieving and maintaining the Corporation’s desired competitive positioning in the oil and gas industry.

Short-term Incentive Program

The purpose of the short-term incentive program is to relate a component of compensation directly to the achievement of stated annual objectives from a corporate and individual standpoint. Awards are based on overall performance and each executive officer is assessed on the same consistent basis with bonuses being determined only after the Corporation’s financial results for the preceding financial year are known. Actual awards received by executive officers may be higher or lower than the target bonus opportunity depending on the results. With respect to the Named Executive Officers (as defined under “Executive Compensation – Summary Compensation Table”), the target bonus opportunity and range of opportunity are as follows:

Position	Target Bonus Opportunity (percentage of base salary)	Corporate Performance Range of Opportunity	Individual Performance Range of Opportunity
President & Chief Executive Officer	125%	50 – 150%	50 – 150%
Chief Financial Officer	75%	50 – 150%	50 – 150%
Chief Operating Officer	80%	50 – 150%	50 – 150%
Chief Operating Officer, Asia Pacific	50%	50 – 150%	50 – 150%
Senior Vice President, Downstream	50%	50 – 150%	50 – 150%

The Compensation Committee and the President & Chief Executive Officer developed the 2019 corporate scorecard, which forms the basis for the calculation of the corporate multiplier for the short-term incentive program. Corporate performance, for the purpose of calculating the short-term incentive corporate multiplier, is determined through an evaluation of performance of the Corporation as a whole relative to the annual budget approved by the Board of Directors. Specific measures examined included performance against targets for upstream operating unit costs, refinery/upgrading unit costs, production, refinery/upgrading throughput, and reserves replacement.

These metrics are also assessed in relation to performance by the Corporation’s peers. Targets for these metrics will be driven by the economic environment and will be aligned with the Corporation’s overall strategic objectives. As Husky believes the targets provide competitively sensitive information about its operational strategy, and if disclosed would seriously prejudice its interests, it is relying on the exemption in applicable securities laws from disclosing quantitative targets. As these targets are set based on the budget approved by the Board of Directors, there is an expectation by the Compensation Committee that the targets will be met.

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Weighting	Metric
50%	Operating Metrics The operating metrics used to assess the financial performance of the Corporation include net debt, upstream/operating cost, refining/upgrading operating cost and headcount.	Modified by safety factor(1)
30%	Production/Reserves Performance in production takes into account the corporation’s total production, refinery/upgrading throughput and reserves replacement ratio.
20%	Qualitative Assessment The qualitative assessment is based on certain 2019 commercial achievements and the execution of the Corporation’s capital and operations plan.

Note:

(1)	The adjustment factor used to apply the value of process and occupational safety, as well as environmental performance, to the bonus program. The factor is a rating between 0.8 and 1.2.

Individual performance for an executive officer is determined against achievement of his or her own specific targets as set out in his or her annual performance contract. Executive officer individual objectives are set to support the corporate scorecard and the Corporation’s strategic objectives. Key performance metrics are identified and targets are set annually in order to gauge the results of actions undertaken by the President & Chief Executive Officer, the other executive officers and the employees generally in executing the Corporation’s strategic plan. The President & Chief Executive Officer and the Compensation Committee also evaluate a broad range of qualitative factors, including reliability in delivering financial and growth objectives, a track record of integrity, a good safety record, environmental stewardship, good judgment, the vision and ability to create further growth, the ability to lead others and stewardship through varying economic conditions. This multiplier can vary between 50% and 150%.

Operational safety is expected in the achievement of all of the metrics in the corporate scorecard. To appropriately apply the corresponding value of safety to performance, safety does not have its own weighting within the scorecard, but is used as the adjustment factor S to the total overall corporate multiplier as described above.

Long-term Incentive Compensation

To align with short and long-term business performance and Shareholder value creation, long-term incentives consist of a combination of PSUs and stock options. In determining the appropriate long-term incentive fair value granted to the Named Executive Officers (as defined under “Executive Compensation – Summary Compensation Table”), the Compensation Committee considers external market data, as well as other factors such as leadership and talent retention.

In administering long-term incentives for executive officers in 2019, the Corporation granted PSUs and stock options. While PSUs and stock options are both tied to share price, the incentive and retention value of stock options may be limited in circumstances where, notwithstanding strong corporate and individual performance, the share price performance may be negatively impacted by external factors. Unlike stock options, PSUs continue to provide an incentive for executives to remain with the Corporation during such periods, continuing to tie compensation to share price performance and comparison to peer company performance. A vested PSU will always have value equal to the share price.

Granting Process for Share-based and Option-based Awards

In determining the size of individual PSU and stock option grants, the Compensation Committee considers the recommendations of the President & Chief Executive Officer, other than with respect to any PSUs and stock options to be granted to the President & Chief Executive Officer, and considers the aggregate number of Common Shares available under the Corporation’s Incentive Stock Option Plan (the Plan) and the number of individuals to whom the Corporation wishes to grant PSUs and stock options. The Compensation Committee also considers the range of potential compensation levels that may be yielded by the PSUs and stock options. The Compensation Committee reserves the discretion to consider any factors it considers relevant, including, but not limited to, any previous grants to an executive officer or eligible employee, and to give all factors considered the relative weight it considers appropriate under the circumstances then prevailing, in reaching its determination regarding the size and timing of PSU and stock option grants. PSU and stock option grants to existing eligible employees are made on an annual pre-determined date. Similarly, PSU and stock option grants to newly hired employees and those employees receiving job promotions are made on pre-determined dates during the calendar year.

The Compensation Committee approves the maximum number of PSUs and stock options to be granted for the year, along with the specific PSU and stock option grants for the President & Chief Executive Officer and the other executive officers. The allocations of PSUs and stock options for the annual grant, based on employee level, are approved through the delegation given by the Board of Directors to the Compensation Committee. See “Executive Compensation – Long-term Incentive Plans”.

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Perquisites and Benefit Plans

Along with all other employees, the executive officers participate in the benefit plans provided by the Corporation. There are no special benefit plans in place for any of the executive officers. The executive officers may participate in a supplemental pension plan that is available to all employees where Husky contributions exceed the Income Tax Act (Canada) maximum pension limits. The Corporation has a 5% savings plan for all employees, including the executive officers. Employees, including executive officers, may direct all or a portion of their contribution to the savings plan to be used to purchase Common Shares in the market. The executive officers also receive a monthly vehicle allowance and paid parking.

Compensation Decisions for 2019

Base Salary

On April 1, 2019, the base salaries of Mr. Peabody, Mr. Symonds, Mr. Hart, Mr. Hinkel and Mr. Rinker were increased by 2.9% to be market competitive.

Short-term Incentive Program

Each executive officer’s payment under the short-term incentive program was calculated by applying the executive officer’s target bonus opportunity to salary, modified by the individual performance multiplier and then modified by the corporate multiplier.

The 2019 corporate multiplier for the short-term incentive program was determined to be 74%. The Compensation Committee approved a below-target corporate multiplier due to less-than-target performance on financial and operational measures. The significant improvements in safety performance described under “Executive Compensation – Compensation Discussion and Analysis – Performance in 2019” had a positive impact on the corporate multiplier.

The individual performance multiplier for an executive officer is determined against achievement of his or her own specific targets as set out in his or her annual performance contract.

Long-term Incentive Grants

The following table outlines the number of PSUs and stock options granted in 2019. See “Executive Compensation – Summary Compensation Table” for the corresponding valuations of the PSUs and stock options granted.

Named Executive Officer	Number of PSUs granted	Number of stock options granted
Mr. Peabody	382,500	355,900
Mr. Hart	145,330	135,240
Mr. Symonds	168,280	156,590
Mr. Hinkel	57,370	53,380
Mr. Rinker	57,370	53,380

Total Cost of Compensation

During the financial year ended December 31, 2019, the aggregate compensation amount for the Named Executive Officers (as defined under “Executive Compensation – Summary Compensation Table”) was $16,228,759.

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Performance Graph

The following performance graph compares the Corporation’s cumulative TSR on Common Shares over the period from December 31, 2014 to December 31, 2019, assuming a $100 initial investment and the reinvestment of all dividends, with the cumulative TSR on the S&P/TSX Composite Index and on the S&P/TSX Energy Index.

	31-Dec-14	31-Dec-15	31-Dec-16	31-Dec-17	31-Dec-18	31-Dec-19
Husky	100.0	56.0	63.7	69.4	56.3	43.2
S&P/TSX Composite Index	100.0	88.9	104.5	110.8	97.9	116.6
S&P/TSX Energy Index	100.0	74.3	97.4	87.6	68.8	80.0

The Corporation’s executive officers receive long-term incentives as part of their compensation. The actual value received from long-term incentives by individual executive officers is proportional to any increase (or decrease) in the Common Share market price on the TSX. See “Executive Compensation – Compensation Discussion and Analysis – Elements of Compensation – Long-term Incentive Compensation”. In reviewing individual executive officer compensation reported in the Summary Compensation Table, there is a general correlation between Common Share price performance and the total compensation received by the executive officers for the three-year period disclosed in the Summary Compensation Table.

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Summary Compensation Table

The following table details compensation information for the three most recently completed financial years of the Corporation for the Corporation’s: President & Chief Executive Officer, Robert J. Peabody; Chief Financial Officer, Jeffrey R. Hart; Chief Operating Officer, Robert W. P. Symonds; Chief Operating Officer, Asia Pacific, Robert M. Hinkel; and Senior Vice President, Downstream, Jeffrey E. Rinker (collectively, the Named Executive Officers).

Name and principal position	Year	Salary $	Share-based awards ($)(1)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)		Pension value ($)(4)	All other compensation ($)(5)	Total compensation ($)
					Annual incentive plans(3)	Long- term incentive plans

Robert J. Peabody President & Chief Executive Officer	2019 2018 2017	1,614,500 1,528,750 1,375,000	3,572,474 3,431,528 2,619,239	838,556 846,703 637,452	1,053,000 1,738,000 2,060,000	- - -	177,595 168,163 123,750	179,944 171,132 99,962	7,436,069 7,884,275 6,915,403

Jeffrey R. Hart(6) Chief Financial Officer	2019 2018 2017	511,250 385,604 287,300	1,357,353 962,392 187,210	318,646 406,821 57,232	200,000 171,000 131,500	- - -	56,238 35,232 20,111	50,852 39,963 35,795	2,494,340 2,001,013 709,648

Robert W. P. Symonds(7) Chief Operating Officer	2019 2018 2017	806,250 763,250 641,333	1,571,702 1,422,832 1,065,525	368,951 576,626 325,792	- (8) 521,000 640,000	- - -	88,688 83,958 44,893	65,258 63,260 56,798	2,900,847 3,430,924 2,774,341

Robert M. Hinkel(9) Chief Operating Officer, Asia Pacific	2019 2018 2017	681,032 646,554 643,042	535,824 540,633 554,943	125,772 219,070 169,672	278,649 386,119 423,344	- - -	61,293 58,190 44,383	331,744 351,126 301,087	2,014,314 2,201,693 2,127,471

Jeffrey E. Rinker(10) Senior Vice President, Downstream	2019 2018 2017	490,500 458,333 380,417	535,824 614,618 295,991	125,772 276,340 90,489	128,000 253,000 231,500	- - -	53,955 50,071 19,021	49,139 48,195 257,797	1,383,189 1,700,556 1,043,713

Notes:

(1)	The accounting grant date fair value of PSUs granted but not vested is based on the number of PSUs multiplied by a valuation ratio of 0.67and the closing price of the Common Shares on the TSX on the grant date of the PSUs. The Corporation uses this methodology as it is a commonly recognized way of calculating a meaningful and reasonable estimate of fair value.
(2)	The Corporation has calculated the accounting grant date fair value of the options granted to Named Executive Officers using the Black-Scholes model. The Corporation chose this methodology because it is recognized as the most commonly used methodology of valuing options. The Black-Scholes assumptions used by the Corporation were:
Assumptions	2017	2018	2019
Initial expected useful life	1.9 years (based on option vest date)	1.95 years (based on option vest date)	1.95 years (based on option vest date)
Expected annual dividend	$0.84 per share (based on option grant date)	$0.68 per share (based on option grant date)	$0.53 per share (based on option grant date)
Volatility	28.09% - 32.61% (range within tranches of March grant)	28.40% - 31.40% (range within tranches of March grant)	30.17% - 32.22% (range within tranches of March grant)
Risk-free interest rate	0.82% - 1.23% (range within tranches of March grant)	1.83% - 2.08% (range within tranches of March grant)	1.65% (range within tranches of March grant)

Mr. Hart also received options on August 15, 2018 and December 17, 2018 and Mr. Rinker received options on August 15, 2018. The August 15, 2018 and December 17, 2018 option grants are based on the following assumptions respectively: Initial expected useful life 1.95 years (both grants); Expected annual dividend $0.60 per share, $0.56 per share; Volatility 29.10% - 32.22%, 30.09% - 31.51%; Risk-free interest rate 2.09% - 2.19%, 1.96% - 1.98%.

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(3)	The bonuses disclosed in the table for each year were earned in respect of performance for that year and are paid in the following year.
(4)	Represents contributions the Corporation has made on behalf of the Named Executive Officers to the Retirement Plan (as defined herein), which consists of a Defined Contribution Pension Plan, a non-registered after-tax account for contributions in excess of the income tax limit (for the years prior to 2019), matching contributions and taxable cash. Mr. Peabody, Mr. Hart, Mr. Symonds and Mr. Rinker participated in the Corporation’s Defined Contribution Pension Plan. The amount in the table also includes a supplementary pension plan which was introduced, effective January 1, 2019, specifically for Husky contributions that are over the Income Tax Act (Canada) pension limits. Husky maintains a notional account which accumulates with the annual Husky contribution and notional investment income. The notional account is paid out at retirement or when the employee leaves the Corporation. Employees defer tax until receipt of the notional account. Mr. Hinkel received taxable cash.
(5)	Includes executive officer perquisites (parking, vehicle allowances), unused vacation payouts, location premiums and allowances and employer contributions to Corporation-sponsored benefits and savings plan programs, with the exception of the Retirement Plan (as defined herein), which is shown under the column “Pension value”. The items included in the column “All other compensation” are paid in cash or are taxable benefits to the Named Executive Officers and therefore the amounts shown are cash costs to the Corporation. Other than as indicated, the Named Executive Officers did not receive any perquisites, including property or personal benefits not generally available to all employees, that in aggregate were worth $50,000 or more, or were worth 10% or more of the Named Executive Officer’s total salary for the financial year.
(6)	Mr. Hart was appointed Acting Chief Financial Officer on April 5, 2018 and Chief Financial Officer on November 16, 2018. He was previously the Controller of the Corporation.
(7)	Mr. Symonds was appointed Chief Operating Officer effective March 1, 2017. Mr. Symonds’ annualized base salary for 2017 for serving as Chief Operating Officer was $686,000.
(8)	Mr. Symonds will be retiring in 2020 and it is contemplated that his earned bonus for 2019 will be determined as part of his retirement package once settled.
(9)	All figures for Mr. Hinkel were converted from U.S. dollars, the currency in which Mr. Hinkel is paid, to Canadian dollars using the Bank of Canada annual average exchange rate for the applicable year. For the annual averages for 2017, 2018 and 2019, the exchange rates were $1.2986, $1.2957 and $1.3269, respectively.
(10)	Mr. Rinker’s first day of employment with the Corporation was February 1, 2017. Mr. Rinker’s annualized salary for 2017 was $415,000. Mr. Rinker was promoted to the role of Senior Vice President, Downstream effective May 1, 2018. Mr. Rinker’s annualized base salary serving as Senior Vice President, Downstream for 2018 was $480,000. Mr. Rinker’s “All other compensation” includes a $200,000 signing bonus.
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Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets forth information in respect of incentive plan awards outstanding at the end of the financial year ended December 31, 2019 held by the Named Executive Officers.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of PSUs that have not vested (#)(2)	Market or payout value of PSUs that have not vested ($)(3)	Market or payout value of vested PSUs not paid out or distributed ($)
Robert J. Peabody	135,000 135,000 317,990 298,300 355,900	25.41 15.67 16.16 17.05 14.39	March 17, 2020 May 3, 2021 March 7, 2022 March 8, 2023 March 7, 2024	- - - - -	833,280	8,682,778	-
Jeffrey R. Hart	7,900 9,350 17,250 28,550 28,550 29,330 82,000 135,240	25.41 18.05 15.67 16.16 17.05 21.87 15.57 14.39	March 17, 2020 Nov 15, 2020 May 3, 2021 March 7, 2022 March 8, 2023 August 14, 2023 Dec 16, 2023 March 7, 2024	- - - - - - - -	242,344	2,525,224	-
Robert W. P. Symonds	63,630 63,630 162,520 203,150 156,590	25.41 15.67 16.16 17.05 14.39	March 17, 2020 May 3, 2021 March 7, 2022 March 8, 2023 March 7, 2024	- - - - -	354,030	3,688,993	-
Robert M. Hinkel	63,630 63,630 84,640 77,180 53,380	25.41 15.67 16.16 17.05 14.39	March 17, 2020 May 3, 2021 March 7, 2022 March 8, 2023 March 7, 2024	- - - - -	136,434	1,421,642	-
Jeffrey E. Rinker	45,140 38,590 38,590 53,380	16.16 17.05 21.87 14.39	March 7, 2022 March 8, 2023 August 14, 2023 March 7, 2024	- - - -	121,794	1,269,093	-

Notes:

(1)	Calculated by subtracting the exercise price of the stock options from the closing price of the Common Shares on the TSX on December 31, 2019 ($10.42) and multiplying the amount by the number of Common Shares issuable upon exercise of the options.
(2)	Represents the aggregate number of PSUs held as of December 31, 2019.
(3)	The market or payout value of PSUs that have not vested was determined by multiplying the number of unvested PSUs by the closing price of the Common Shares on the TSX on December 31, 2019 ($10.42), which assumes maximum performance. In accordance with the terms of the PSU Plan, actual market or payout value would be equal to the number of vested PSUs multiplied by Husky’s performance factor and by the weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the vesting date.
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Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth information in respect of the value of incentive plan awards held by the Named Executive Officers that vested during the Corporation’s most recently completed financial year.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year (3) ($)
Robert J. Peabody	-	1,557,724	1,053,000
Jeffrey R. Hart	-	132,406	200,000
Robert W. P. Symonds	-	657,837	N/A
Robert M. Hinkel	-	427,078	278,649
Jeffrey E. Rinker	-	133,774	128,000

Notes:

(1)	Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date based on the difference between the closing price of the Common Shares on the TSX on the vesting date and the exercise price of the options held. Where the vesting date is a weekend or a holiday the most recent closing price immediately prior to the vest date is used.
(2)	Amounts shown are actual payments of vested PSUs calculated by multiplying the number of units granted by the applicable performance vesting factor by the weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the applicable vesting date.
(3)	Amounts shown are corporate bonus payments related to the 2019 performance year. The figure shown for Mr. Hinkel was converted to Canadian dollars using the Bank of Canada 2019 annual average exchange rate of $1.3269.

Options Exercised during the Year

The following table sets forth information in respect of the number of stock options exercised by the Named Executive Officers and the aggregate value realized upon the exercise of these options during the Corporation’s most recently completed financial year.

Name	Number of Options exercised (#)	Aggregate Value Realized ($)
Robert J. Peabody	-	-
Jeffrey R. Hart	-	-
Robert W. P. Symonds	-	-
Robert M. Hinkel	-	-
Jeffrey E. Rinker	-	-

Performance Share Unit Grants Vested in 2019

PSUs vest on the second and third anniversary dates of the grant date in percentages determined by the Compensation Committee based on the Corporation meeting the performance conditions the Compensation Committee sets at the time of grant. With respect to current outstanding PSUs, up to 50% of the granted PSUs will vest based on the TSR ranking within the Corporation’s industry peer group, and up to 50% will vest based on return on capital in use (ROCIU) (see “Advisories - Non-GAAP Measures”) targets set by the Corporation. See “Executive Compensation – Long-term Incentive Plans”.

The PSU plan had two grants vest in 2019. PSUs vest on the second and third anniversary dates, resulting in 60% of the 2016 granted PSUs eligible to vest and 40% of the 2017 granted PSUs eligible to vest.

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Pursuant to the terms of the PSU plan, the calculated performance factor for the second vesting tranche of the 2016 PSU grant was 82.33%, resulting in the following payouts

Named Executive Officer	PSUs granted in 2016 (#)	PSUs Eligible to vest (60%) in 2019 (#)	Performance Factor	Share Price at time of vest ($)	Payout under 2016 Grant vesting in 2019 ($)
Mr. Peabody	56,410	33,846	82.33%	13.42	373,953
Mr. Hart	7,210	4,326	82.33%	13.42	47,796
Mr. Symonds	26,590	15,954	82.33%	13.42	176,270
Mr. Hinkel	26,590	15,954	82.33%	13.42	176,270

Pursuant to the terms of the PSU plan, the calculated performance factor for the first vesting tranche of the 2017 PSU grant was 83.33%, resulting in the following payouts:

Named Executive Officer	PSUs granted in 2017 (#)	PSUs Eligible to vest (40%) in 2019 (#)	Performance Factor	Share Price at time of vest ($)	Payout under 2017 Grant vesting in 2019 ($)
Mr. Peabody	246,800	98,720	83.33%	14.39	1,183,770
Mr. Hart	17,640	7,056	83.33%	14.39	84,610
Mr. Symonds	100,400	40,160	83.33%	14.39	481,566
Mr. Hinkel	52,290	20,916	83.33%	14.39	250,808
Mr. Rinker	27,890	11,156	83.33%	14.39	133,774

Retirement Plan

The Named Executive Officers participate in a Corporation-sponsored retirement plan (the Retirement Plan) made available to all employees. Under the Retirement Plan, the Corporation contributes a percentage of an employee’s base pay each month in the Corporation’s Defined Contribution Plan, and the employee decides how to invest the funds. The contributions made on behalf of employees vary with years of continuous service with the Corporation, ranging from 5% to 9% of base salary. Effective January 1, 2018, the Corporation contributes 9% of base salary for management and senior management personnel regardless of years of service. Also effective January 1, 2018 the Corporation matches 50% of employee contributions up to 2% of base earnings.

A supplementary pension plan was introduced, effective January 1, 2019, specifically for Husky contributions that are over the Income Tax Act (Canada) pension limits. Husky maintains a notional account which accumulates with the annual Husky contribution and notional investment income. The notional account is paid out at retirement or when the employee leaves the Corporation. Employees defer tax until receipt of the notional account. Where applicable, the following table sets forth information in respect of the Corporation’s defined contribution pension plan payments on behalf of the Named Executive Officers for the Corporation’s most recently completed financial year. Four Named Executive Officers are enrolled in the Corporation’s defined contribution pension plan. Mr. Hinkel received taxable cash.

Name	Accumulated value at start of year ($)	Compensatory ($)(1)	Accumulated value at year end ($)(2)
Robert J. Peabody	82,968	183,100	283,055
Jeffrey R. Hart	139,045	62,954	230,883
Robert W. P. Symonds	84,149	95,263	196,741
Robert M. Hinkel	-	-	-
Jeffrey E. Rinker	46,230	61,193	117,747

Notes:

(1)	Represents contributions to the Defined Contribution Plan and supplemental pension (effective January 1, 2019).
(2)	Includes investment earnings in 2019.
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Employment Agreements

All of the Named Executive Officers have Executive Employment Agreements with Husky Oil Operations Limited, the Corporation’s principal operating subsidiary.

The terms of the Executive Employment Agreements provide that in the event of the termination of the Named Executive Officer by the Corporation without just cause or by the Named Executive Officer following a change of control, the Named Executive Officer will be entitled to receive a retiring allowance consisting of a lump sum cash amount equal to two times the Named Executive Officer’s base annual salary plus the continuation of all group benefits for a period of 24 months following the termination of employment, or at the Corporation’s option, in lieu of such continued coverage, an additional cash payment equal to 15% of two times the Named Executive Officer’s base annual salary. In addition, pursuant to the Plan, the Board of Directors has the authority to accelerate the vesting of all outstanding options held by the Named Executive Officers.

The total amount that would be payable under the Executive Employment Agreement to each of the Named Executive Officers as at December 31, 2019, assuming a cash payment in lieu of continued benefit coverage, no accrued and unpaid vacation pay and no acceleration of the vesting of unvested options, is set out in the following table.

Name	Salary Related ($)	Benefits Related ($)	Total ($)
Robert J. Peabody	3,252,000	487,800	3,739,800
Jeffrey R. Hart	1,030,000	154,500	1,184,500
Robert W. P. Symonds	1,624,000	243,600	1,867,600
Robert M. Hinkel(1)	1,372,015	205,802	1,577,817
Jeffrey E. Rinker	988,000	148,200	1,136,200

Note:

(1)	Mr. Hinkel is paid in United States dollars. His salary and benefits were converted to Canadian dollars using the Bank of Canada 2019 annual average exchange rate. For the annual average for 2019, the Canadian dollar was at $1.3269.

In the event a Named Executive Officer terminates his Executive Employment Agreement upon a change of control, the Named Executive Officer has agreed, at the Corporation’s option, to continue his employment for a period of up to six months following such termination at his existing compensation package, to assist the Corporation in an orderly transition of management. The Executive Employment Agreements also contain non-competition and standard confidentiality provisions. The Named Executive Officers have agreed: (i) that so long as they are employed by the Corporation, they are not to engage in any practice or business in competition with the business of the Corporation or any of its affiliates; (ii) that except with the consent of the Board of Directors in writing not to disclose any confidential information to any unauthorized persons whether or not the Named Executive Officer continues to be employed by the Corporation; and (iii) not to, directly or indirectly, solicit any employee or contract personnel for employment or contract position for a period of 12 months following the expiry or termination of their respective Executive Employment Agreements.

In April 2018, the Corporation began including an anti-compete clause in its Executive Employment Agreements, with an expectation that such a provision would be incorporated into its Executive Employment Agreements on a go-forward basis. The anti-compete clause prohibits the executive officer from working for any Competing Business within a defined territory for a period of 12 months after leaving the Corporation. Competing Business is defined as any company contained in the list of industry peer group companies used by Husky’s Compensation Committee to determine PSU payouts, as published in the Corporation’s most recent management information circular at the time of termination. All of the Named Executive Officers have signed revised Executive Employment Agreements that include this clause.

Executive Equity Compensation Anti-Hedging Policy

In accordance with the Corporation’s Company Communications, Disclosure and Insider Trading/Reporting Policy, directors and officers of the Corporation are not permitted, at any time, to:

•	engage in the practice of selling “short” securities of the Corporation;
•	engage in the practice of buying or selling a “call” or “put” or any other derivative security in respect of the securities of the Corporation; or
•	enter into any other short or long-term financial transaction that is designed to hedge or offset any decrease in the market value of the Corporation’s securities or which could result in profit from a decrease in the market value of the Corporation’s securities.
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Clawback Policy

The Corporation has adopted a Clawback Policy. Pursuant to the Clawback Policy, the Compensation Committee may require that certain key executive officers, as described in the policy, return incentive compensation paid to them if the financial results upon which the awards were based are materially restated due to intentional misconduct or fraud of the executive officer.

In situations where: (i) the amount of incentive compensation received by an executive officer or former executive officer to whom the policy applies was calculated based or contingent upon the achievement of certain financial results that were subsequently the subject of or affected by a material restatement of all or a portion of the Corporation’s financial statements; and (ii) the executive officer or former executive officer engaged in intentional misconduct or fraud that caused, or potentially caused, the need for the restatement, as admitted by the executive officer or, in the absence of such admission, as determined by a court of competent jurisdiction in a final judgment that cannot be appealed; and (iii) the incentive compensation payment received would have been lower had the financial statements been properly reported, then the Compensation Committee may, to the extent permitted by applicable laws and to the extent it determines that it is in the Corporation’s best interest to do so, require reimbursement of the amount by which the after-tax incentive compensation received by such executive officer under the Corporation’s annual and long-term incentive plans exceeded that which the executive officer would have received had the financial statements not been materially restated.

Share Ownership Guideline Policy

The Corporation adopted a Share Ownership Guideline Policy effective January 1, 2019. The Share Ownership Guideline Policy requires the President & Chief Executive Officer and certain other executive officers to hold a minimum number of Common Shares.

President & Chief Executive Officer	2 x base annual salary as at December 31
All other Named Executive Officers	1 x base annual salary as at December 31

All designated executive officers for which the Share Ownership Guideline Policy applies will have seven years to satisfy the requirement from the date each executive is subject to the Policy.

Compensation Committee Mandate

The Corporation’s Compensation Committee Mandate provides as follows:

A.	PURPOSE

The Compensation Committee (the “Committee”) is a committee of the Board of Directors (the “Board”) of Husky Energy Inc. (the “Corporation”). The Committee’s primary function is to assist the Board in carrying out its responsibilities with respect to:

1.	determining the general compensation structure and benefit programs for the Corporation, including that such compensation is linked appropriately to corporate performance;
2.	determining compensation of the, President and Chief Executive Officer and senior management, including that such compensation is linked appropriately to corporate performance;
3.	setting in advance and evaluating the annual performance objectives for the President and Chief Executive Officer and senior management, and advising the Board in this regard;
4.	oversight of the succession planning process for the President and Chief Executive Officer and senior management; and
5.	oversight of the Corporation’s long term incentive planning, including any stock grant, stock option equity linked or similar plan.
B.	COMPOSITION

The Committee will consist of not less than three directors, as determined by the Board, all of whom shall be independent of management.

Members of the Committee will be appointed annually at a meeting of the Board, on the recommendation of the Corporate Governance Committee to the Co-Chairs, and will be listed in the annual report to shareholders.

Committee members may be removed or replaced at any time by the Board, and will, in any event, cease to be a member of the Committee upon ceasing to be a member of the Board. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board.

The Committee Chair will be appointed by the Board, on the recommendation of the Corporate Governance Committee to the Co-Chairs.

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C.	MEETINGS

The Committee will meet at least once annually at the call of the Chair or any other Committee member, and as many additional times as the Committee deems necessary.

Committee members will strive to be present at all meetings either in person, by telephone or other communications facilities as permit all persons participating in the meeting to hear each other.

A majority of Committee members, present in person, by telephone, or by other permissible communication facilities will constitute a quorum.

The Committee will appoint a secretary who need not be a member of the Committee or a director of the Corporation. The secretary will keep minutes of the meetings of the Committee. Minutes will be sent to all Committee members, on a timely basis.

D.	AUTHORITY

The Committee has the authority to engage and set the compensation of independent counsel and other advisors, at the Corporation’s expense, as it determines necessary to carry out its duties.

E.	SPECIFIC DUTIES & RESPONSIBILITIES

The Committee will have the oversight responsibilities and specific duties as described below.

1.	Act in an advisory capacity to the Board.
2.	Establish industry benchmarks and comparables for the Corporation’s approach to compensation.
3.	Determine the compensation of the President and Chief Executive Officer, subject to the terms of any existing contractual arrangements.
4.	After considering the recommendation of the President and Chief Executive Officer, to determine:
(i)	the general compensation structure and programs for the Corporation; and
(ii)	the compensation levels for the senior management.
5.	Review the Corporation’s long term incentive plans (including any stock grant, stock option, equity linked or similar plan) and establish, modify or discontinue such plans from time to time as it judges appropriate, and to approve any issuance or allocation under any such plan in relation to any period and the terms thereof.
6.	Review and make recommendations to the Board on issues that arise in relation to any employment contracts in force from time to time.
7.	Review benefit programs for salaried personnel, when required.
8.	Review and approve severance arrangements for senior management.
9.	Deliver the annual report to shareholders on executive compensation required to be included in the information circular for the annual general meeting.
10.	Review and report annually to the Board on the effectiveness of the succession planning processes of the Corporation.
11.	Review and monitor the overall employment environment of the Corporation, looking both internally and externally.
12.	Carry out such other responsibilities as the Board may from time to time, set forth.
13.	Advise and report to the Co-Chairs of the Board and the Board, relative to the duties and responsibilities set out above, from time to time, and in such detail as is reasonably appropriate.

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Long-term Incentive Plans

Performance Share Units

PSUs align with the Corporation’s pay-for-performance philosophy in that participants receive the value of the PSUs only if performance targets are achieved.

Pursuant to the PSU Plan, the Compensation Committee may grant executive officers and eligible employees PSUs based on certain factors, including: (i) the desire to achieve certain corporate performance measures; (ii) compensation data for comparable benchmark positions among the Corporation’s competitors; (iii) the duties and seniority of the executive officer or eligible employee; (iv) individual and/or departmental contributions and potential contributions to the success of the Corporation; and (v) such other factors as the Compensation Committee deem relevant in connection with accomplishing the purposes of the PSU Plan.

PSUs vest on the second and third anniversary dates of the grant date in percentages determined by the Compensation Committee based on the Corporation meeting the performance conditions the Compensation Committee sets at the time of grant. With respect to current outstanding PSUs, up to 50% of the granted PSUs will vest based on the TSR ranking within the Corporation’s industry peer group, and up to 50% will vest based on ROCIU targets set by the Corporation. The PSU Plan provides that ROCIU is defined as net earnings of the Corporation plus after tax interest expense divided by the two year average capital employed, less any capital invested in assets that are not generating cash flows. Net earnings represent actual net earnings of the Corporation adjusted for the difference between actual realized and budgeted commodity prices and foreign exchange rates and other actual and budgeted exceptional items.

The industry peer group used by the Compensation Committee consists of comparable North American based public oil and gas issuers and other issuers for which oil and gas operations are a significant business segment, are competitors of the Corporation and are included in North American equity market energy indices. The peer companies applicable to PSU grants from and after January 1, 2019 for the determination of PSU payouts are:

Canadian Natural Resources Limited	Occidental Petroleum Corporation
Cenovus Energy Inc.	Chevron Corporation
Encana Corporation	Suncor Energy Inc.
Imperial Oil Limited	Murphy Oil Corporation
Exxon Mobil Corporation	ConocoPhillips
Marathon Oil Corporation	ARC Resources Ltd.
Devon Energy Corporation	Tourmaline Oil Corp.
Seven Generations Energy Ltd.	Hess Corp.
Crescent Point Energy Corp.

The performance factor is on a scale, interpolated between the reference points detailed below:

		50%	50%
Performance level achieved	Performance Factor applied at vest date (to # of PSUs eligible to vest)	TSR ranking (against peer companies point over point over two and three years)	ROCIU budget (two and three year averages)
Below threshold	0%	<25th percentile	<Budget -20%
Threshold performance	33.3%	25th percentile	Budget -20%
Target performance	66.6%	50th percentile	Budget
Maximum performance	100%	75th percentile	Budget +20%
Above maximum	100%	>100th percentile	>Budget +20%

Upon vesting, the holder of the PSUs will receive a cash payment equal to the number of PSUs that have vested multiplied by the weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the vesting date less withholding taxes.

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The PSUs are non-transferable and, other than in the case of retirement, disability or death, terminate immediately upon the executive officer’s or eligible employee’s termination with or without cause and upon voluntary resignation. Upon termination, all PSUs held and all rights to receive a cash amount thereafter are forfeited by the grantee. Effective September 1, 2018, the Compensation Committee approved an amendment to the PSU Plan to provide in the event of the grantee’s death or retirement PSUs will continue to vest on a prorated basis. The proration is applicable to PSUs granted in the year of death or retirement and is based on the period of active employment starting January 1st of the year of death or retirement with a minimum of six months worked in that calendar year. In the event of disability, the PSUs held by the grantee will generally continue to vest in accordance with their terms.

Incentive Stock Option Plan

The Plan is designed, through the grant of stock options in the appropriate circumstances, to reward executive officers and key employees in relation to Common Share price performance. The Plan is an integral component of the Corporation’s total Compensation Program in terms of attracting and retaining key employees and enhances Shareholder value by aligning the interests of executive officers with the growth and profitability of the Corporation. The longer term focus of this compensation element complements and balances the short-term incentive program.

Pursuant to the Plan, the Compensation Committee grants from time to time to executive officers and other eligible employees of the Corporation (each an Eligible Person) options to purchase Common Shares. Currently, stock options are granted to Eligible Persons on an annual basis. Similarly, stock option grants to newly hired employees and those employees receiving job promotions are made on pre-determined dates during the calendar year. Non-executive directors are not Eligible Persons and do not receive stock options.

The exercise price at which Common Shares may be purchased pursuant to an option is established at the time such stock option is granted and will be the weighted average trading price per Common Share on the TSX for the five trading days preceding the grant date. The term of each stock option is five years, subject to the Board of Directors determining at the time of grant that a particular stock option will have a shorter or longer term, provided that no term shall exceed 10 years. Stock options vest as to one-third on each of the first three anniversary dates of the date of grant of the stock options, subject to the right of the Board of Directors to determine, at the time of grant, that particular stock options will be exercisable in whole or in part on earlier dates and to determine, after the grant date, that a particular stock option will be exercisable in whole or in part on earlier dates for any reason, including the occurrence of a proposal by the Corporation or any other person or company to implement a transaction that would, if implemented, result in a change of control (as defined in the Plan).

Eligible Persons may surrender their stock options to the Corporation in consideration for the receipt by the Eligible Person of an amount in cash equal to the excess of the aggregate fair market value of the Common Shares able to be purchased pursuant to the vested and exercisable portion of such stock options on the date of surrender over the aggregate exercise price for those Common Shares pursuant to those stock options. The fair market value of Common Shares is calculated as the closing price of the Common Shares on the date on which board lots of Common Shares have traded immediately preceding the date a holder of the stock options provides notice to the Corporation that he or she wishes to surrender his or her stock options to the Corporation in lieu of exercise.

The stock options are not assignable and terminate immediately upon the Eligible Person being dismissed from his or her employment for cause or resigning at the request of the Corporation, or terminate after 90 days upon the Eligible Person resigning his or her office or employment (other than at the request of the Corporation) or upon being dismissed without cause. Effective September 1, 2018, the Compensation Committee approved an amendment to the Plan to provide that in the event of the Eligible Person’s retirement, stock options will continue to vest on a prorated basis and all vested stock options must be exercised within the earlier of 90 days after the last vest date or the expiry date of the stock options. The proration is applicable to stock options granted in the year of retirement and is based on the period of active employment starting January 1 of the year of retirement, with a minimum of six months worked in that calendar year. Effective November 16, 2018 the Compensation Committee approved an amendment to the Plan to change the vesting of options in the event of death to provide that all unvested options shall vest as of the date of death and may be exercised by the Eligible Person’s personal representatives during the period ending 12 months after the death of the Eligible Person. Shareholder approval was not obtained for the amendments made in 2018 as they are amendments of the nature allowed under the Plan to be made by the Compensation Committee without Shareholder approval.

The maximum number of Common Shares that may be reserved for issuance pursuant to options granted under the Plan is presently fixed at 93,700,000, which represents approximately 9.32% of the outstanding Common Shares as of December 31, 2019. A total of 18,497,774 options are outstanding as of December 31, 2019, representing 1.84% of the outstanding Common Shares. A total of 29,934,740 options are available for grant under the Plan as of December 31, 2019, representing 2.98% of the outstanding Common Shares. The maximum number of Common Shares that may be optioned to any one Eligible Person under the Plan, together with all other previously established or proposed options, shall not exceed 1% of the total number of Common Shares issued and outstanding on a non-diluted basis. The maximum number of Common Shares which may be reserved for issue pursuant to options granted to insiders under the Plan together with all other previously established or proposed share compensation arrangements, in aggregate, shall not exceed 10% of the total number of issued and outstanding Common Shares

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on a non-diluted basis. The number of Common Shares which may be issued under the Plan, together with all of the Corporation’s other previously established or proposed share compensation arrangements within a one-year period: (i) to insiders, in aggregate, shall not exceed 10% of the issued and outstanding Common Shares; and (ii) to any one Eligible Person who is an insider, shall not exceed 1% of the issued and outstanding Common Shares.

The Board of Directors implemented amendment provisions to the Plan to allow the Board of Directors at any time and from time to time, in its sole and absolute discretion, subject to any required approval of any regulatory authority or stock exchange, to make any amendments to the Plan without Shareholder approval, other than amendments which:

(a)	reduce the exercise price or extend the expiry date of options granted to insiders of the Corporation;
(b)	amend the number of Common Shares issuable under the Plan;
(c)	add any form of financial assistance by the Corporation for the exercise of any option; or
(d)	change the class of eligible persons to the Plan which would have the potential of broadening or increasing participation by insiders of the Corporation.

The Plan also allows for the expiry date of outstanding stock options to be extended five business days following the lifting of a trading blackout period imposed pursuant to the Corporation’s Company Communications, Disclosure and Insider Trading/Reporting Policy where the options expire during the blackout period. In the event stock options expire on a date within five business days after the lifting of a blackout period, the expiry date of the stock options shall be the fifth business day following the lifting of the blackout period.

The annual burn rate of options granted under the Plan for each of the Corporation’s three most recently completed financial years is set out in the following table.

Year	Burn Rate(1)
2019	0.42%
2018	0.56%
2017	0.55%

Note:

(1)	Calculated as A/B, where A is the number of options granted during the applicable financial year and B is the weighted average number of Common Shares outstanding for the applicable financial year and expressed as a percentage.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth information as at December 31, 2019 with respect to the Corporation’s compensation plans under which equity securities of the Corporation are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by securityholders	18,497,774	$17.75	29,934,740
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	18,497,774	$17.75	29,934,740

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Additional Information

General

Additional financial information is provided in the Corporation’s comparative consolidated audited financial statements and Management’s Discussion and Analysis for the most recently completed financial year ended December 31, 2019, all of which are contained in the Corporation’s Annual Report for the year ended December 31, 2019. A request for any of these documents should be made to the Senior Vice President, General Counsel & Secretary in writing to Husky Energy Inc., Box 6525, Station "D", Calgary, Alberta, Canada T2P 3G7 and/or by fax at 403-298-7323. Information can also be obtained through the Corporation’s website at www.huskyenergy.com and on the SEDAR website at www.sedar.com.

Investors, security analysts and others requiring additional financial information can visit www.huskyenergy.com/investorrelations or contact the Investor Relations department by one of the following methods:

E-mail: investor.relations@huskyenergy.com

Phone: 403-523-2395

Fax: 403-298-6515

Communication with the Board of Directors and Shareholder Engagement

Husky and its Board of Directors believe in the importance of regular and open dialogue with Shareholders. Husky’s annual meetings are generally open to Shareholders to attend in person or via live webcast. The annual meeting typically provides a valuable opportunity to hear directly from Husky’s management about the results of Husky’s business and operations, as well as its strategic plans. Members of the Board of Directors are generally in attendance at annual meetings, and are available to answer questions as appropriate.

In addition, Husky maintains a toll-free phone number, as well as email and regular mail addresses for stakeholder feedback and questions. Further, any Shareholder or interested party who wishes to communicate with the Board of Directors may do so in care of the Senior Vice President, General Counsel & Secretary, who will review the communication to determine, as appropriate, to forward the communication to the director to whom it is addressed (or who is the best suited to field the inquiry if no individual director was identified as the recipient), or refer the inquiry to the appropriate corporate department if it does not appear to require direct attention by the Board of Directors.

Husky Energy Inc.

c/o Senior Vice President, General Counsel & Secretary

Box 6525, Station "D"

Calgary, Alberta, Canada
T2P 3G7
Legal.CORPSEC@huskyenergy.com

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In 2019, members of the executive team communicated with several of the Corporation’s largest shareholders, collectively representing approximately 50% of Husky’s outstanding common share public float. Shareholders provided feedback on a variety of topics, including Husky’s financial performance, executive compensation and governance, climate risk management, technology, sustainability disclosure and safety performance.

Highlights of Husky’s 2019 communications and external engagement activities:

Conference Calls with Investment Community	Senior management engaged in quarterly conference calls and webcasts with the public to review recently released financial and operating results. Webcasts, audio, transcripts and/or slide decks are available at www.huskyenergy.com.
Site Visits	Members of the Investor Relations group hosted a number of investors for a tour of Husky’s Lloydminster assets, including the Lloydminster upgrader and refinery. The tour highlighted Husky’s physical integration and thermal production.
Conferences	Management team speakers attended industry and investor conferences to promote, and answer questions about, Husky’s business and technology.
Investor Day	Husky held an Investor Day to provide an update on the Corporation’s strategy, five-year outlook and operations. These events can be attended in person and are also made available by webcast at www.huskyenergy.com.
Director-Shareholder Engagement Meetings	Members of Husky’s executive team traveled to various North American and European cities to engage with Shareholders representing approximately 50% of Husky’s common share public float.
Ethics Help Line	Husky has an anonymous and confidential online reporting tool and toll-free telephone numbers for employees, contractors and other stakeholders to report perceived breaches of the Code.
External Website and Reports	Husky maintains an external website with corporate and investor information posted on it and publishes an annual report and an ESG Report.

Advisories

Non-GAAP Measures

This Circular contains references to the terms “free cash flow, “funds from operations”, “net debt” and “return on capital in use”, which do not have standardized meanings prescribed by International Financial Reporting Standards (“IFRS”) and are therefore unlikely to be comparable to similar measures presented by other issuers. None of these measures is used to enhance the Corporation’s reported financial performance or position. These measures are useful complementary measures in assessing the Corporation’s financial performance, efficiency and liquidity.

Free cash flow is a non-GAAP measure which should not be considered an alternative to, or more meaningful than, cash flow -operating activities as determined in accordance with IFRS, as an indicator of financial performance. Free cash flow is presented to assist management and investors in analyzing operating performance by the business in the stated period. Free cash flow equals funds from operations less capital expenditures.

Funds from operations is a non-gaap measure which should not be considered an alternative to, or more meaningful than, cash flow – operating activities as determined in accordance with ifrs, as an indicator of financial performance. Funds from operations is presented in the Corporation’s financial reports to assist management and investors in analyzing operating performance of the Corporation in the stated period. Funds from operations equals cash flow – operating activities plus change in non-cash working capital.

Net debt is a non-GAAP measure that equals the sum of long-term debt, long-term debt due within one year and short-term debt, less cash and cash equivalents. Net debt is considered to be a useful measure in assisting management and investors to evaluate the Corporation’s financial strength.

Return on capital in use or ROCIU is a measure used by the Corporation to gauge the capital productivity of assets currently in production. ROCIU is a non-GAAP measure used to assist in analyzing shareholder value and return on capital. ROCIU equals net earnings plus after tax interest expense divided by the two-year average capital employed, less any capital invested in assets that

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are not in use. The Corporation’s determination of ROCIU does not have any standardized meaning prescribed by IFRS and therefore is unlikely to be comparable to similar measures presented by other issuers.

Disclosure of Oil and Gas Information

The Corporation uses the term “reserves replacement ratio”, which is consistent with other oil and gas companies’ disclosures. Reserves replacement ratios for a given period are determined by taking the Corporation's incremental proved reserves additions for that period divided by the Corporation's Upstream gross production for the same period. The reserves replacement ratio measures the amount of reserves added to a company's reserves base during a given period relative to the amount of oil and gas produced during that same period. A company's reserves replacement ratio must be at least 100 percent for the company to maintain its reserves. The reserves replacement ratio only measures the amount of reserves added to a company's reserve base during a given period.

Forward-looking Information

Certain statements in this Circular are forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this Circular are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “is estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “scheduled” and “outlook”). In particular, forward-looking statements in this Circular include, but are not limited to, references to: expected increased free cash flow in 2020; and expected production commencement at the Liuhua 29-1 natural gas field, at the West White Rose Project in Newfoundland and Labrador and at two Integrated Corridor thermal projects.

Although Husky believes that the expectations reflected by the forward-looking statements presented in this Circular are reasonable, Husky’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to Husky about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources, including third party consultants, suppliers and regulators, among others.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

Husky’s Annual Information Form for the year ended December 31, 2019 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

New factors emerge from time to time and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on Husky’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and Husky’s course of action would depend upon management’s assessment of the future considering all information available to it at the relevant time. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable securities laws, Husky undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

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Appendix A

Husky Energy Inc.

Board of Directors Mandate

A.       STEWARDSHIP RESPONSIBILITY

Subject to the Articles and By-Laws of Husky Energy Inc. (the “Corporation”) and applicable laws, the Board of Directors of the Corporation (the “Board”) has stewardship responsibilities to:

1.	oversee the conduct of the business of the Corporation;
2.	provide supervising leadership and direction to the President and Chief Executive Officer and senior management of the Corporation;
3.	assess the President and Chief Executive Officer’s performance;
4.	approve policies appropriate for the business of the Corporation;
5.	approve corporate strategies and goals of the Corporation; and
6.	be accountable to the Corporation’s shareholders to establish procedures for good governance and to enhance shareholder value.

The day to day management of the business and affairs of the Corporation is delegated by the Board to the President and Chief Executive Officer. The Board will give direction and guidance, through the President and Chief Executive Officer, to senior management for achievement of corporate objectives, define senior management limitations, and monitor performance against those objectives and senior management limitations. The President and Chief Executive Officer is expected to keep senior management informed of the Board’s evaluation of the senior management in achieving and complying with established corporate objectives.

B.       COMPOSITION OF BOARD OF DIRECTORS, COMMITTEES AND SENIOR MANAGEMENT

The Board will:

1.	before each annual general meeting, recommend nominees to the shareholders for election as directors for the ensuing year;
2.	immediately following each annual general meeting:
i.	appoint the Audit Committee, Compensation Committee, Corporate Governance Committee, Health, Safety and Environment Committee and such other committees as may be deemed appropriate from time to time, and appoint the chair as well as membership of each Committee; and
ii.	elect Co-Chairs of the Board (who will be independent of management) and establish their duties and responsibilities. A principal responsibility of the Co-Chairs of the Board of Directors will be to manage, and act as the chief administrative officers of, the Board of Directors with such duties and responsibilities as the Board may establish from time to time;
3.	with the advice of the Corporate Governance Committee, approve the mandate of each committee of the Board and the duties and responsibilities of each committee Chair, from time to time;
4.	appoint the President and Chief Executive Officer of the Corporation, who will be a member of the Board; and
5.	on the recommendation of the President and Chief Executive Officer, appoint the senior officers of the Corporation and approve the senior management structure of the Corporation.
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C.       MEETINGS

The Board will meet not less than four times during each year and will endeavour to hold one meeting in each quarter. The Board will also meet at any other time at the call of the Co-Chairs of the Board or, subject to the Articles and By-Laws of the Corporation, the President and Chief Executive Officer or any director.

Directors may be present at meetings of the Board either in person or by telephone or other communications facilities which permit all persons participating in the meeting to hear each other.

D.       SPECIFIC DUTIES AND RESPONSIBILITIES

The Board will have the specific duties and responsibilities as described below.

1.	Approve annually, monitor and provide guidance on the strategic planning process and long term goals for the Corporation (the President and Chief Executive Officer and senior management will have direct responsibility for the ongoing strategic planning process and the establishment of long term goals for the Corporation).
2.	Establish annual performance objectives against which to measure corporate and senior management performance and, based on the reports from the President and Chief Executive Officer, monitor the success of such corporate and senior management performance.
3.	With advice from the Audit Committee and the Health, Safety and Environment Committee, in respect of their respective areas of oversight, identify the principal risks of the Corporation’s business and use reasonable steps to ensure the implementation of appropriate systems to manage such risks, and in doing so attempt to achieve a proper balance between such risk and the potential return to shareholders.
4.	In regards to the Corporation’s management:
i.	Delegate to the President and Chief Executive Officer the authority to manage and supervise the business of the Corporation, including making of all decisions regarding the Corporation’s operations, subject to limitations on such delegation as prescribed in applicable laws and any limitations the Board determines are required in the exercise of the authority delegated to the President and Chief Executive Officer.
ii.	With advice from the Compensation Committee, establish the duties and responsibilities of the President and Chief Executive Officer and assess and evaluate the performance of the President and Chief Executive Officer against such standards.
iii.	Approve operational policies within which senior management will operate.
iv.	Take reasonable steps to ensure the Corporation has management of the highest caliber.
v.	Take reasonable steps to ensure that the President and Chief Executive Officer has in place adequate programs to recruit, retain, develop and assess the performance of senior management.
vi.	With advice from the Compensation Committee, satisfy itself that senior management compensation is linked appropriately to corporate performance.
vii.	Keep in place adequate and effective succession plans for the President and Chief Executive Officer and senior management and review such plans on an annual basis.
5.	With advice from the Audit Committee, approve the Corporation’s annual financial plans.
6.	With advice from the Audit Committee, oversee the integrity of the Corporation’s internal controls and management information systems.
7.	Approve the Corporation’s communications policy, monitor the policies and procedures that are in place to provide for effective and timely communication by the Corporation with its shareholders, and with the public generally, including effective means to enable shareholders to communicate with the Board and senior management and to monitor the policies and procedures that are in place to maintain a strong, cohesive and
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positive image of the Corporation with shareholders, the oil and gas industry, governments and the public generally.

8.	Require that it be kept informed of the Corporation’s major activities and performance and take appropriate action to correct inadequate performance.
9.	Provide for the independent functioning of the Board by putting in place appropriate procedures at such times as is desirable or necessary through:
i.	the establishment of regular “in camera sessions” without the President and Chief Executive Officer and senior management being present and from time to time meetings of only the independent directors; and
ii.	the engagement of outside advisers, at the Corporation’s expense.

Effective Date: May 6, 2014

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Appendix B

AMENDED AND RESTATED By-law No. 1

A by-law relating generally to the transaction of the business and affairs of

HUSKY ENERGY INC.

CONTENTS

One	-	Interpretation
Two	-	Shares
Three	-	Meetings of Shareholders
Four	-	Directors
Five	-	Officers
Six	-	Protection of Directors, Officers and Others
Seven	-	Administration
Eight	-	Borrowing
Nine	-	Notices

BE IT ENACTED as a by-law of the Corporation as follows:

SECTION ONE

INTERPRETATION

1.01       Definitions – In the by-laws of the Corporation, unless the context otherwise requires:

"Act" means the Business Corporations Act of Alberta, S.A. 1981, CB-15, or any statute that may be substituted therefor, as amended from time to time;

"articles" means the articles attached to the certificate of incorporation for the Corporation dated the 21st day of June, 2000, as from time to time amended or restated;

"Board" means the board of directors of the Corporation;

"by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

"Corporation" means the corporation incorporated by a certificate of incorporation under the Act and named HUSKY ENERGY INC.;

"director" means a member of the Board;

"meeting of shareholders" means an annual meeting of shareholders of the Corporation, or a special meeting of shareholders of the Corporation, or both, and includes a meeting of any class or series of any class of shareholders of the Corporation; and

“officer” means an officer of the Corporation;

save as aforesaid, words and expressions defined in the Act have the same meanings when used herein; and words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing persons include individuals, bodies corporate, partnerships, trusts and unincorporated organizations.

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SECTION TWO

SHARES

2.01              Allotment – The Board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the Board will determine, provided that no share will be issued until it is fully paid as prescribed by the Act.

2.02               Commissions – The Board may from time to time authorize the Corporation to pay a commission to any person in consideration of such person purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

2.03              Registration of Transfer – Subject to the provisions of the Act, no transfer of shares will be registered in a securities register except upon presentation of the certificate representing such shares with a transfer endorsed thereon or delivered therewith duly executed by the registered holder or by such person’s attorney or successor duly appointed, together with such reasonable assurance or evidence of signature, identification and authority to transfer as the Board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the Board, upon compliance with such restrictions on transfer as are authorized by the articles and upon satisfaction of any lien referred to in Section 2.05.

2.04               Transfer Agents and Registrars – The Board may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers and one or more branch transfer agents to maintain branch registers of transfers, but one person may be appointed both registrar and transfer agent. The Board may at any time terminate any such appointment.

2.05               Lien for Indebtedness – If the articles provide that the Corporation will have a lien on shares registered in the name of a shareholder indebted to the Corporation, such lien may be enforced, subject to any other provision of the articles and to any unanimous shareholder agreement, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, may refuse to register a transfer of the whole or any part of such shares.

2.06              Non-Recognition of Trusts – Subject to the provisions of the Act, the Corporation will treat as absolute owner of any share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership, irrespective of any indication to the contrary through knowledge or notice or description on the Corporation's records or on the share certificate.

2.07              Share Certificates – Every holder of one or more shares of the Corporation will be entitled, at the option of such shareholder, to a share certificate, or to a non-transferable written acknowledgement of the holder’s right to obtain a share certificate, stating the number and class or series of shares held by him or her as shown on the securities register. Share certificates and acknowledgements of a shareholder's right to a share certificate, respectively, will be in such form as the Board will from time to time approve. Any share certificate will be signed in accordance with Section 7.01 and need not be under the corporate seal; provided that, unless the Board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed will not be valid unless countersigned by or on behalf of the transfer agent and/or registrar. The signature of one of the signing officers, in the case of share certificates which are not valid unless countersigned by or on behalf of the transfer agent and/or registrar, the signatures of both signing officers, may be printed or mechanically reproduced in facsimile upon share certificates and every such facsimile signature will for all purposes be deemed to be the signature of the officer whose signature it reproduces and will be binding upon the Corporation. A share certificate executed as aforesaid will be valid notwithstanding that one or both of the officers whose facsimile signature appear thereon no longer holds office at the date of issue of the certificate.

2.08               Replacement of Share Certificates – The Board or any officer or agent designated by the Board may in its or such person’s discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken on payment of such fee, not exceeding Three Dollars ($3.00), and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the Board may from time to time prescribe, whether generally or in any particular case.

2.09               Joint Shareholders – If two or more persons are registered as joint holders of any share, the Corporation will not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons will be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

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2.10              Deceased Shareholder – In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation will not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon, except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

SECTION THREE

MEETINGS OF SHAREHOLDERS

3.01              Annual Meetings – The Board will call an annual meeting not later than 15 months after the holding of the last preceding annual meeting.

3.02               Special Meetings – The Board may call a special meeting of shareholders at any time.

3.03              Place of Meetings – Meetings of shareholders may be held anywhere in Alberta as the Board determines.

3.04               Participation in Meeting by Electronic Means – Subject to the Act and the consent of the Board, any person entitled to attend a meeting of shareholders may participate in the meeting by electronic means, telephone or other communication facilities that permit all persons participating in the meeting to hear or otherwise communicate with each other. A person participating in a meeting by such means will be deemed to be present at the meeting.

3.05               Electronic Meetings – Subject to the Act and the consent of the Board, if the Board or the shareholders of the Corporation call a meeting of shareholders pursuant to the Act, the directors or the shareholders, as the case may be, may determine that the meeting will be held entirely by electronic means, telephone, or other communication facility that permits all participants to communicate adequately with each other during the meeting.

3.06               Notice of Meetings – Notice of the time and place of each meeting of shareholders will be sent, in the manner and within the time periods prescribed in the Act, to each shareholder entitled to vote at the meeting, to each director, and to the auditor of the Corporation. The accidental failure to give notice of a meeting of shareholders to any person entitled thereto or any error in such notice not affecting the substance thereof will not invalidate any action at the meeting.

3.07               List of Shareholders Entitled to Notice – For every meeting of shareholders, the Corporation will prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares entitled to vote at the meeting held by each shareholder. If a record date for the meeting is fixed pursuant to Section 3.06, the shareholders listed will be those registered at the close of business on a day not later than 10 days after such record date. If no record date is fixed, the shareholders listed will be those registered at the close of business on the day immediately preceding the date of which notice of the meeting is given, or where no such notice is given the day on which the meeting is held. The list will be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the securities register is kept and at the place where the meeting is held.

3.08               Record Date for Notice – The Board may fix in advance a record date, preceding the date of any meeting of shareholders by not more than 50 days and not less than 21 days, for the determination of the shareholders entitled to notice of the meeting, provided that notice of any such record date is given, not less than 14 days before such record date, by newspaper advertisement in the manner provided in the Act. If no record date is so fixed, the record date for the determination of the shareholders entitled to notice of the meeting will be the close of business on the last business day immediately preceding the day on which the notice is sent, or, if no notice is sent, the day on which the meeting is held.

3.09               Meetings Without Notice – A meeting of shareholders may be held without notice at any time and place permitted by the Act

(a)	if all the shareholders entitled to vote thereat are present in person or represented by proxy or if those not present or represented by proxy waive notice of or otherwise consent to such meeting being held, and
(b)	if the auditors and directors are present or waive notice of or otherwise consent to such meeting being held.

At such a meeting any business may be transacted which the Corporation at a meeting of shareholders may transact.

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3.10              Chair, Secretary and Scrutineers – The chair of any meeting of shareholders will be the first mentioned of such of the following individuals who is present at the meeting; either of the co-chairs of the Board, the chief executive officer, the president, or a director designated by the Board. If no such officer or director is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote will choose one of their members to be chair. If the secretary of the Corporation is absent, the chair will appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by the chair of the meeting. The chair of any meeting of shareholders may, with the consent of the meeting, adjourn the same from time to time and place to place.

3.11               Persons Entitled to be Present – The only persons entitled to be present at a meeting of shareholders will be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chair of the meeting or with the consent of the meeting.

3.12               Quorum – Subject to the Act, a quorum for the transaction of business at any meeting of shareholders will consist of at least two persons holding or representing by proxy not less than 25% per cent of the outstanding shares of the Corporation entitled to be voted at the meeting and if a quorum is not present at the opening of any meeting of shareholders, the holders present in person or by proxy representing a majority of the shares represented at the meeting may adjourn the meeting to a fixed time and place, but no other business may be transacted. Those shareholders present at any duly adjourned meeting will constitute a quorum.

3.13               Voting – Voting at any meeting of shareholders will be by a show of hands, except where, either before or after a show of hands, a ballot is required by the chair of the meeting or is requested by any person present and entitled to vote at the meeting. On a show of hands, each person present and entitled to vote at the meeting will have one vote. Unless the articles or the Act otherwise provide, on a ballot, each shareholder present in person or represented by proxy at the meeting and entitled to vote thereat will have one vote for each share held. Any ballot will be taken in such manner as the chair of the meeting directs. A declaration by the chair that a resolution has, either on a show of hands or on a ballot, been carried or carried by a particular majority or lost or not carried by a particular majority will be conclusive and an entry to that effect in the minutes of the meeting will be conclusive evidence thereof, and proof of the number or proportion of the votes recorded in favour of or against such resolution will not be necessary.

3.14              Right to Vote – Subject to the provisions of the Act as to authorized representatives of any other body corporate, at any meeting of shareholders in respect of which the Corporation has prepared the list referred to in Section 3.05, every person who is named in such list will be entitled to vote the shares shown thereon opposite that person’s name except, where the Corporation has fixed a record date in respect of such meeting pursuant to Section 3.06, to the extent that such person has transferred any of that person’s shares after such record date and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that that person owns such shares, demands not later than 10 days before the meeting that that person’s name be included to vote the transferred shares at the meeting. In the absence of a list prepared as aforesaid in respect of a meeting of shareholders, every person will be entitled to vote at the meeting who at the time is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting.

3.15              Proxies – Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy will be in writing executed by the shareholder or that person’s attorney and will conform with the requirements of the Act.

3.16              Time for Deposit of Proxies – The Board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours exclusive of non-business days, before which time proxies to be used at such meeting must be deposited. A proxy will be acted upon only if, prior to the time so specified, it will have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, unless it has been received by the secretary of the Corporation or by the chair of the meeting, or any adjournment thereof, prior to the time of voting.

3.17               Joint Shareholders – If two or more persons hold shares jointly, any one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy and vote, they may only vote as one on the shares jointly held by them.

3.18           Votes to Govern – At any meeting of shareholders every question will, unless otherwise required by the articles or by-laws, be determined by the majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the chair of the meeting will not be entitled to a second or casting vote.

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3.19              Dividends – The mailing or other transmission to any shareholder of the Corporation, at the shareholder’s address as recorded in the Corporation's share register, of a cheque payable to the shareholder’s order for the amount of any dividend payable in cash will discharge the Corporation's liability for the dividend to the extent of the amount of the cheque plus the amount of any tax that the Corporation has properly withheld, unless the cheque is not paid on due presentation. In the event of the non-receipt of any cheque for a dividend payable in cash, the Corporation will issue to the shareholder a replacement cheque for the same amount on such reasonable terms as to indemnity and evidence of non-receipt as the Board, or any officer or agent designated by the Board, may impose. No shareholder will be entitled to recover by action or other legal process against the Corporation any dividend that is represented by a cheque that has not been duly presented to a banker of the Corporation for payment or that otherwise remains unclaimed for a period of six years from the date on which it was payable. No dividend will bear interest as against the Corporation.

3.20               Record Date for Dividends and Rights – The Board may fix, in advance, a date, preceding by not more than 50 days the date for payment of any dividend or the date for the issue of any warrant or other evidence of right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, provided that notice of any such record date is given, not less than 14 days before such record date, in the manner provided in the Act. Where no record date is fixed in advance as aforesaid, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation will be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the Board.

SECTION FOUR

DIRECTORS

4.01               Number of Directors and Quorum – The Board will consist of not fewer than three and not more than 18 directors. Subject to Section 4.02, the quorum for the transaction of business at any meeting of the Board will consist of a majority of the number of directors then elected or such greater or lesser number of directors as the Board may from time to time determine.

4.02               Canadian Majority – Subject to the Act, the Board will not transact business at a meeting, other than filling a vacancy in the Board, unless at least one-quarter of the directors present are resident Canadian.

4.03           Meetings by Telephone – If all the directors consent, a director may participate in a meeting of the Board or of a committee of the Board by means of such telephone or other communications facilities as permit all persons participating in the meeting to hear each other, and a director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent will be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the Board and of committees of the Board held while a director holds office.

4.04              Calling of Meetings – Meetings of the Board will be held from time to time and at such place as will be agreed by either of the co-chairs of the Board.

4.05              Notice of Meeting – Notice of every meeting so called will be given to each director not less than 48 hours before the time when the meeting is to be held; provided that meetings of the Board may be held without formal notice if all of the directors are present and do not object to notice not having been given or if those absent waive notice in any manner before or after the meeting.

4.06            Transaction of Specific Business – A notice of meeting of directors need not specify the purpose of the business to be transacted at the meeting, except where the Act requires such purpose or business to be specified, including, if required by the Act, any proposal to:

(a)	submit to the shareholders any question or matter requiring approval of the shareholders;

(b)	fill a vacancy among the directors or in the office of auditor;

(c)	issue securities except in the manner and on the terms authorized by the directors;

(d)	declare dividends;

(e)	purchase, redeem or otherwise acquire shares issued by the Corporation, except in the manner and on the terms authorized by the directors;

(d)	pay a commission for the sale of shares;

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(g)           approve a management proxy circular;

(h)           approve a take-over bid circular or directors' circular;

(i)            approve any annual financial statements; or

(j)            adopt, amend or repeal by-laws.

A director may in any manner waive notice of or otherwise consent to a meeting of the Board before or after the meeting.

4.07       Committees – Subject to the Act, the Board may appoint a committee of directors (at least one-quarter of whom must be resident Canadians) and delegate to such committee any of the powers of the directors, except no committee of directors has authority to:

(a)       submit to the shareholders any question or matter requiring approval of the shareholders;

(b)       fill a vacancy among the directors or in the office of auditor;

(c)       issue securities, except in the manner and on the terms authorized by the directors;

(d)       declare dividends;

(e)	purchase, redeem or otherwise acquire shares issued by the Corporation, except in the manner and on the terms authorized by the directors;

(f)         pay a commission for the sale of shares;

(g)       approve a management proxy circular;

(h)       approve a take-over bid circular or directors' circular;

(i)        approve any annual financial statements; or

(j)        adopt, amend or repeal by-laws.

4.08               First Meeting of New Board – Provided a quorum of directors is present, each newly elected Board may without notice hold its first meeting immediately following the meeting of shareholders at which such Board is elected.

4.09                Adjourned Meeting – Notice of an adjourned meeting of the Board is not required if the time and place of the adjourned meeting is announced at the original meeting.

4.10               Regular Meetings – The Board may by resolution appoint a day or days in any month or months for regular meetings of the Board at a place and hour to be named. A copy of any resolution of the Board fixing the place and time of such regular meetings will be sent to each director forthwith after being passed, but no other notice will be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

4.11               Chair – The chair of any meeting of the Board may be either of the co-chairs, or if neither is present, the chief executive officer, the president or, if none is present, the directors present will choose one of their number to be chair of the meeting.

4.12                Votes to Govern – At all meetings of the Board, every question will be decided by a majority of the votes cast on the question. In the case of an equality of votes, neither of the co-chairs nor any other individual acting as chair of the meeting will be entitled to a second or casting vote.

4.13              Remuneration and Expenses – The directors will be paid such remuneration for their services as the Board may from time to time determine. The directors will also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof. Nothing herein contained will preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

4.14              Honorary Director and Chair Emeritus – The directors may appoint an Honorary Director and Chair Emeritus who will not be a director but who will be entitled to all information available to directors and to attend all meetings of the Board, but not to vote thereat. By accepting such appointment, any Honorary Director and Chair Emeritus will be deemed to have agreed to use all information so obtained only in the best interests of the Corporation.

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SECTION FIVE

OFFICERS

5.01       Appointment of Officers – The Board may from time to time appoint two co-chairs of the Board, a chief executive officer, a president, one or more vice presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer and such other officers as the Board may determine, including one or more assistants to any of the officers so appointed. The Board may specify the duties of and, subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Except for the co-chairs of the Board, an officer may be, but need not be, a director and one person may hold more than one office.

SECTION SIX

PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

6.01       Limitation of Liability – To the extent permitted by law, no director or officer for the time being of the Corporation will be liable for:

(a)	the acts, receipts, neglects or defaults of any other director or officer or employee;

(b)	any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation;
(c)	the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation will be invested;
(d)	any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation with whom or which any moneys, securities or effects will be lodged or deposited;
(e)	any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation; or
(f)	for any other loss, damage or misfortune whatever which may happen in the execution of the duties of such person’s respective office of trust or in relation thereto,

unless the same will happen by or through such person’s failure to act honestly and in good faith with a view to the best interests of the Corporation and, in connection therewith, failure to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing herein contained will relieve a director or officer from the duty to act in accordance with the Act or regulations made thereunder or relieve him or her from liability for a breach thereof. If any director or officer of the Corporation will be employed by, or will perform services for, the Corporation, otherwise than as a director or officer, or will be a member of a firm, or a shareholder, director or officer of a corporation that is employed by, or performs services for, the Corporation, the fact of such person being a director or officer will not disentitle such director or officer or such firm or corporation as the case may be, from receiving proper remuneration for such services.

6.02       Indemnity – Subject to the limitations contained in the Act, or any other restrictions which may be imposed at law, the Corporation will indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor and such person’s heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such person in respect of any civil, criminal or administrative action or proceeding to which such person is made a party by reason of being or having been a director or officer of the Corporation or such body corporate, if:

(a)	such person acted honestly and in good faith with a view to the best interests of the Corporation; and
(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such person had reasonable grounds for believing that the person’s conduct was lawful.

6.03       Insurance – Subject to the limitations contained in the Act, the Corporation may purchase and maintain such insurance for the benefit of its directors and officers as such, as the Board may from time to time determine.

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SECTION SEVEN

ADMINISTRATION

7.01       Execution of Instruments – Subject to any resolutions passed by the Board or shareholders, instruments in writing may be signed for and on behalf of the Corporation by:

(i)	any two of the directors;
(ii)	any two of the officers; or
(iii)	any director, together with any officer of the Corporation.

Instruments in writing so signed will be binding upon the Corporation without any further authorization or formality. The Board will have power, by resolution, to appoint any person or persons for and on behalf of the Corporation to sign instruments in writing generally or specifically. When required the seal of the Corporation may be affixed to instruments in writing signed as aforesaid. The term "instruments in writing" as used in this Section 7.01 includes, without limitation, contracts, share certificates, deeds, mortgages, hypothecs, charges, bonds, debentures or other securities, bills of exchange, conveyances, transfers, assignments, releases, receipts, discharges, proxies and powers of attorney and other paper writings.

7.02               Registered Office – Until changed in accordance with the Act, the registered office of the Corporation will be in the City of Calgary, in the Province of Alberta, and at such location therein as the Board may from time to time determine.

7.03               Financial Year – Until changed by the Board, the financial year of the Corporation will end on the 31st day of December in each year.

7.04               Banking Arrangements – The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, will be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the Board. Such banking business or any part thereof will be transacted under such agreements, instructions and delegations of powers as the Board may from time to time prescribe or authorize.

7.05               Voting Rights in Other Bodies Corporate – The signing officers of the Corporation may execute and deliver instruments of proxy and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence will be in favour of such person or persons as may be determined by the persons signing or arranging for them. In addition, the Board may direct the manner in which the person or persons by whom any particular voting rights or class of voting rights may or will be exercised.

7.06               Corporate Seal – Until changed by the Board, the corporate seal of the Corporation will be in the form impressed hereon.

SECTION EIGHT

BORROWING

8.01       Loans and Guarantees – Without limiting the borrowing powers of the Corporation as set forth in the Act, the Board may from time to time:

(a)          borrow money upon the credit of the Corporation;

(b)	issue, reissue, sell or pledge bonds, debentures, notes or other evidence of indebtedness of the Corporation, whether secured or unsecured;
(c)	give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and
(d)	mortgage, hypothecate, pledge or otherwise create an interest in or charge upon all or any property (including the undertaking and rights) of the Corporation, owned or subsequently acquired, by way of mortgage, hypothec, pledge or otherwise, to secure payment of any such evidence of indebtedness or guarantee of the Corporation.

Nothing in this Section 8.01 limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

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8.02              Delegation – The Board may from time to time delegate to such one or more of the directors and officers of the Corporation as may be designated by the Board all or any of the powers conferred on the Board by Section 8.01 or by the Act to such extent and in such manner as the Board will determine at the time of such delegation.

SECTION NINE

NOTICES

9.01               Method of Giving Notice – Any notice or other document required to be given or sent by the Corporation to any shareholder, director, officer, auditor or member of a committee of directors will be delivered personally, sent by prepaid mail or sent by electronic means addressed to the person at such person’s last recorded address with the Corporation. Subject to the Act, notices sent by personal delivery will be deemed to have been given when delivered and if sent by prepaid mail will be deemed to have been received at the time it would be delivered in the ordinary course of the mail. Notices sent by electronic means will be deemed to have been provided at the time it leaves an information system within the control of the originator, or another person who provided it on behalf of the originator, and shall be deemed to have been received when it enters the information system designated by the addressee.

9.02               Computation of Time – In computing the date when notice must be given under any provision requiring a specified number of days' notice of any meeting or other event, the date of giving the notice will be excluded and the date of the meeting or other event in respect of which the notice is being given will be included.

9.03             Omissions and Errors – The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the Board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof will not invalidate any meeting, or action taken at any meeting, held pursuant to such notice or otherwise founded thereon.

9.04               Undelivered Notices – If any notice given to a shareholder pursuant to Section 9.01 is returned on three consecutive occasions because the shareholder cannot be found, the Corporation will not be required to give any further notices to such shareholder until such shareholder informs the Corporation in writing of a new address.

9.05              Persons Entitled by Death or Operation of Law – Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, will become entitled to any share, will be bound by every notice in respect of such share which will have been duly given to the shareholder from whom such shareholder derives title to such share prior to such shareholder’s name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which such shareholder became so entitled) and prior to such shareholder furnishing to the Corporation the proof of authority or evidence of such shareholder’s entitlement prescribed by the Act.

9.06              Waiver of Notice – Any shareholder (or such shareholder’s duly appointed proxyholder), director, officer, auditor or member of a committee of the Board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to such shareholder under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement will cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement will be in writing except a waiver of notice of a meeting of shareholders or of the Board which may be given in any manner.

ADOPTED by the Board on the 26th day of February, 2020.

“James D. Girgulis”
James D. Girgulis Senior Vice President, General Counsel & Secretary

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Husky
707 - 8th Avenue S.W.
Box 6525, Station D
Calgary, Alberta T2P 3G7
www.huskyenergy.com

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